SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Gol Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011 and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Financial Statements

December 31, 2012 and 2011

 (In thousands of Brazilian Reais)

Contents

Management Report	01
Independent Auditor’s Report	09

Individual and consolidated financial statements for the years ended December 31, 2012 and 2011

Balance sheets	11
Income statement	13
Statements of comprehensive income	14
Statements of changes in equity	15
Statements of cash flows	17
Statements of value added	18
Notes to the financial statements	19

GOL LINHAS AÉREAS INTELIGENTES S.A..

Corporate Taxpayer’s ID (CNPJ) 06.164.253/0001-87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT

GLAI’s 2012 financial results reflect the challenging scenario of the national aviation industry in the last two years due to the 18% annual upturn in fuel prices, the 17% depreciation of the real against the dollar, the more than 30% increase in airport fees and exceptionally modest GDP growth.

As a consequence, GLAI recorded an adjusted operating loss of R$708.9 million, with a negative operating margin of 11.2% and a net loss of R$1.5 billion. The increase in fuel expense of R$680 million represented about 95% of the adjusted operating loss.

GLAI has adapted itself decisively in terms of domestic supply, reducing capacity by 5.4% in 2012, compared to an initial forecast of 2%. The main factors in determining annual domestic supply were slowdown in Brazilian GDP growth, the exchange rate and the increase in fuel prices. The Company will continue to adopt this approach in 2013.

Part of the results of this policy can be seen in the annual domestic load factor, which increased by 1.8 percentage points, contributing to the 3.6% upturn in annual revenue per available seat-kilometer (PRASK). If we look at the numbers for the second half only, when the strategy was more firmly applied, the domestic load factor grew by 4.0 percentage points and PRASK moved up by 6% over the same period in 2011.

The Company trimmed its workforce by around 15% in 2012 in order to adapt to the market’s new growth pattern, which was a fundamental factor in controlling costs. CASK excluding fuel costs and the period adjustments grew by only 4.3% over 2011, despite the 17% devaluation of the real, reduced supply and higher fares.

Due to to the earlier decisions to strengthen liquidity, GLAI survived the industry turbulence and ended the year with total cash (cash and cash equivalents, financial investments and short and long-term restricted cash) of around R$1.6 billion, equivalent to 20% of net revenue in the last twelve months.

Despite the adjustment in the workforce, GLAI also became the most reliable airline in the market, with an average annual punctuality ratio of 94%. Another highlight was the continuous increase in the use of remote check-in facilities (smartphones, internet and totems), which reached 50%, 12.0 percentage points higher than in December 2011.

The company also introduced more client options, exemplified by the special seats on the Rio-São Paulo shuttle, the new flights to Miami, Orlando and Santo Domingo and the expansion of on-board sales, which are currently present on 50% of flights. GLAI also became more flexible in regard to authorization to anticipate flights at airports, an important convenience for business travelers.

In 2012, the Company achieved its goal of turning Smiles into an independent company (Smiles S.A.), in preparation for an IPO. At the same time, it launched several new products that further strengthened the program, including Smiles Shopping, the purchase of miles, the new redemption platform for flights with international partner airlines, exclusives flights, a new pricing dynamic and new partnerships. Smiles S.A. is awaiting approval from the CVM in order to proceed with the IPO GLAI believes that the separation of the business units will add more value to the group.

The Brazilian civil aviation industry also underwent significant changes in 2012 in terms of regulation and organization. The newly-created Brazilian Airline Association (ABEAR) helped get airlines included in the payroll tax exemption program and successfully lobbied for the cancelation of the increase in the navigation fee, which would have wiped out the gains from the exemption. ABEAR has already secured some important victories and continues to play an active role in discussions over the future development of civil aviation in Brazil.

The year’s most important trend was the rationalization of domestic seat supply, a crucial initiative for the construction of a more sustainable environment. As a result, in 4Q12 the national aviation industry reduced supply in months with high seasonality. In 2012 as a whole, the industry’s domestic supply edged up by only 2.7%, an exceptionally modest increase in comparison with previous years. In fact, this is an unprecedented moment in the history of national aviation.

In order to achieve RASK growth of at least 10% and resume operating margins in 2013, GLAI has announced a reduction in domestic supply of between 8% and 10% in the first half and up to 7% for the year as a whole, both of which in 12-month terms. The Company remains focused on executing its domestic market supply rationalization strategy.

Future challenges will only be overcome with the help of our employees (the “Team of Eagles”), without whom our success story would not have been possible.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

ECONOMIC AND SECTOR SCENARIO

The civil Brazilian aviation industry underwent a series of important changes in 2012, mainly regarding the rationalization of seat supply in response to the new cost structure and the low growth of the Brazilian economy. Domestic supply increased by only 2.7% over 2011, a very modest upturn compared to historical growth levels, while demand climbed by 6.8%, seven times higher than annual GDP growth, indicating the industry’s strength, even in the challenging macroeconomic scenario represented by 2001 and 2012 .

Another important initiative in 2012 was the creation of the Brazilian Airline Association (ABEAR), which helped improve the sector’s organization and took part in important discussions with the government and the regulatory agencies regarding the development of the country’s commercial aviation industry.

In addition, the government granted concessions for the exploration of Guarulhos (São Paulo), Viracopos (São Paulo) and Brasília airports by private enterprise, aiming to improve airport infrastructure to meet the needs of the upcoming global events the country will be hosting. The government has already announced the concession of another two strategic airports in 2013: Galeão (Rio de Janeiro) and Confins (Minas Gerais), giving a total of six under private management, including São Gonçalo do Amarante airport in Natal.

OPERATING PERFORMANCE

Smiles: In 2012, the Company launched several new products that further strengthened the program, including Smiles Shopping, the purchase of airline miles, the new redemption platform for flights with international partner airlines, exclusive flights, a new pricing dynamic and new partnerships. The loyalty program is currently a subsidiary of GLAI (Smiles S.A.) with an independent managerial structure focused on this business model. In 2013, the Board of Directors approved the initiation of the necessary preparations for an IPO. Smiles S.A.. is currently in the process of registering as a publicly-held company with the Brazilian Securities and Exchange Commission (CVM).

Maximization of Revenue per Available Seat Kilometer (PRASK): PRASK moved up by 3.6% in 2012, thanks to the rationalization of seat supply begun by the Company in March, aiming to increase the load factor. The move was in response to the industry’s new cost level, especially in relation to fuel prices and the depreciation of the real against the dollar, as well as the sluggish growth of the Brazilian economy. In the second half of the year, when the rationalization strategy became effective, PRASK increased by 6% over the same period in 2011.

Webjet: In November 2012, the Company announced the winding up of its subsidiary Webjet’s operations and the discontinuation of its brand, beginning with the elimination of flights. Webjet’s operations were based on a fleet that mostly consisted of technologically-out-of-date Boeing 737-300 aircraft, with an advanced average age and high fuel consumption. Given the sector’s new cost level in Brazil, this model is no longer competitive. All 19 of Webjet’s remaining 737-300s are due to be returned by the end of the first half of 2013, as a result of which the Company recorded R$124 million of additional provisions (note 11 of the financial statements) and other additional expenses related to logistics and passenger re-accommodation due to the end of Webjet’s Operations.

New Destinations: In December 2012, GLAI began regular flights to Miami and Orlando, in the United States, and Santo Domingo, in the Dominican Republic. The new daily flights depart from São Paulo/Guarulhos to Orlando and from Rio de Janeiro/Galeão, to Miami, with a connection in Santo Domingo, where passengers can change aircraft in accordance with their final destinations. Both operations also offer a comfort class option. The flights will be handled by the Company’s Boeing 737-700/800 fleet and are designed to explore a market that has been recording high growth rates in recent years and to take advantage of the operating capacity created by the rationalization of domestic supply.

Agreements and Partnerships:  At the close of 2012, the Company had code-share agreements with Delta Air Lines, Iberia, Air France, KLM, Copa Airlines and Qatar Airways. The Smiles program is also linked to several relationship programs with frequent-flier clients of the code-share partners, allowing travelers to accumulate and redeem miles from all the programs. In June 2012, GLAI and Qatar Airways announced a frequent flyer agreement, through which participants of SMILES and Qatar’s Privilege Club loyalty programs can accumulate miles in all flights operated by the two groups. The Company has also partnerships of the same mutual-mileage-accumulation-and-redemption type with Delta Air Lines, Air France and KLM. It also has an MRO (maintenance) agreement with Delta TechOps, Delta Air Lines’ maintenance division, and a strategic long-term agreement with Delta Airlines itself, entered into at the end of 2011.

Fleet: GLAI continued with its renewal strategy, closing the year with an operational fleet comprising 125 Boeing 737-800/700 Next Generation aircraft with an average age of 7.2 years. GLAI also possessed non-operational aircraft, included 19 Boeing 737-300s from Webjet, all of which undergoing pre-devolution maintenance, and three Boeing 767s, two of which in the final stages of transfer to Delta Air Lines. The renewed fleet allows the Company to provide its customers with better-quality service, while at the same time improving its financial performance by reducing maintenance costs and fuel consumption. Since 2011, GLAI has been taking delivery of aircraft equipped with Sky Interior, featuring increased passenger comfort and a futuristic LED-based design.

In October 2012, the Company announced an additional purchase order for 60 Boeing 737 MAX aircraft, an advance on the current model, which will be delivered as of 2018. The new aircraft will be used primarily for future fleet renewal. At the end of 2012, the Company had 155 firm orders with Boeing.

Maintenance Center: GLAI maintains an Aircraft Maintenance Center in Tancredo Neves International Airport, in Confins, Minas Gerais, which opened in 2006 and is the largest and most advanced complex of its kind in Latin America. Here the Company undertakes heavy fuselage maintenance, preventive maintenance, paintwork and internal aircraft  configuration for GLAI and VARIG’s combined fleet. Given its size, the Center’s expansion has made a substantial contribution to the development of the Belo Horizonte metropolitan region. One of GLAI’s current challenges is to be certified by the FAA (Federal Aviation Administration), which is responsible for regulating civil aviation in the United States, allowing it to provide services to international airlines, thereby generating significant ancillary revenue.

IATA Membership and IOSA Certification: GLAI is a member of the International Air Transportation Association (IATA), the global airline industry’s most representative institution, which regulates airline operations with the primary intention of ensuring passenger safety. It is recognized as the global benchmark for evaluating airlines’ operational safety management and control, and as a member, GLAI will take part in global discussions on issues concerning the development of the commercial aviation industry. It will also participate in forums and have access to the most up-to-date studies and indicators, as well as enjoying full-member voting rights.  In 2010 the Company obtained IOSA (IATA Operational Safety Audit) certification. This is an extremely important achievement, given that it underlines GLAI’s commitment to safety in every procedure and generates reports that are accepted by international companies, in addition to reducing the costs associated with other audits. It also means that the high safety and operational quality standards are reassessed every two years. Our certificate, therefore, is valid until December 2014.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

In 2011 GLAI published its 2010 Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, GLAI has added greater transparency and credibility to its accountability with its various stakeholders. As an intelligent and committed company that maintains close relations with its clients, GLAI regards the GRI model as a valuable tool for improving its processes and management procedures, reducing costs, strengthening the brand and reinforcing the Company’s pursuit of sustainable development.

GLAI will shortly begin preparing the third edition (reference year: 2012) of its Sustainable Report based on the GRI guidelines. In 2011, GLAI carried out 60 indicators out of the 79 available.

Since 2010, GLAI has been issuing greenhouse gas reports based on the GHG Protocol, the global standard for the reporting of GHG inventories. By adopting this initiative, GLAI is showing the market and society as a whole that it takes the impact of its activities on the environment very seriously indeed.

GLAI believes that the development of biofuel represents an important measure for reducing environmental impacts and consequently takes part in the following:

•                    Sustainable Aviation Fuel Users Group (Safug)

•                    Brazilian Aviation Biofuels Alliance (Abraba)

•                    Agreement with Algae Biotecnologia Ltda

•                    Study group on biofuel derived from jatropha curcas

The Company’s fleet is composed of modern aircraft that generate less noise pollution and have already met the CO2 emission reduction targets required by law for 2014. GLAI has been implementing ACARS, a system that permits the real-time digital transmission, via satellite, of important flight data between aircraft and the Company’s bases, allowing routes and flight times to be automatically updated.

In January 2010, GLAI began equipping its aircraft with sensors for the innovative GPS Landing System, as well as Vertical Situation Display, a sophisticated tool for determining the aircraft’s position in relation to the ground.  The GPS Landing System allows increased landing and takeoff accuracy and safety, reducing fuel consumption and GHG emissions by up to 5% during these flight stages, while the Vertical Situation Display allows pilots to accurately identify information on ground relief and obstacles from the cockpit, in turn allowing them to plan their landing approach with more efficiency.

The Aircraft Maintenance Center (CMA), the most advanced technological complex of its type in Latin America, by the nature and scope of its activities, exemplifies the rigor with which the Company applies its environmental policies and procedures. Some practical examples are:

•                    Waste management based on the 3 Rs

•                    Chemical Waste Treatment Station (ETE)

•                    Dry-cleaning method for the outside of aircraft

•                    Sound protection system

•                    Use of solar energy to warm water in the changing rooms

One of the 2010 sustainability highlights, expanded upon in 2011 and 2012, was the inauguration of the GOLGLAI Institute, a pioneering initiative in the largest maintenance center in Latin America through which the Company expects to become a benchmark for the training of aircraft maintenance personnel.  Created to meet demand for skilled labor in the aviation sector, the Institute is a non-profit association which aims to train and qualify sector professionals, while also contributing to the social and economic development of the Belo Horizonte metropolitan region.

GLAI supports important social initiatives aimed at the sustainable development of the business sector and society as a whole, including Campanha Amigos do Mundo (Friends of the World Campaign), Copa Social (Social Cup), Projeto Colaborador Cidadão (Citizen Employee Program), Ashoka, and Educador Nota 10 (Premium Educator), plus a range of cultural and sporting projects. With a focus on raising its employees’ awareness of the importance of sustainable development, exchanging experience, strengthening and developing Brazil’s educational system, building the foundations for future professionals and promoting the spread of culture, the Company creates and supports various social inclusion and development projects in the educational area throughout the country geared to the pure sciences and children’s health.

REGULATORY MATTERS

Air transportation services are considered to be in the public interest and are therefore subject to extensive regulation and monitoring by the Aeronautical Command of the Ministry of Defense, the Civil Aviation Board (CONAC) and the Brazilian Civil Aviation Authority (ANAC), as well as the Federal Constitution and the Brazilian Aviation Code. The Brazilian air transportation system is controlled by several different authorities. ANAC is responsible for regulating the airlines, the Airspace Control Department (DECEA) for controlling the country’s airspace and INFRAERO for managing the airports. In March 2011, the Department of Civil Aviation (SAC) was established to oversee the Brazilian civil aviation industry. The SAC oversees ANAC and INFRAERO and reports directly to Brazil’s president.

Financial Statements

In order to comply with sections 302 and 404 of the Sarbanes-Oxley Act, the internal control framework governing relevant processes that may pose a risk to the financial statements is evaluated, documented and tested in accordance with the requirements of the Public Companies Audit Oversight Board (PCAOB) using internationally-recognized methods and criteria.

AWARDS

In 2012, GLAI’s website  was ranked 4th in Brazil and 5th in Latin America by the 14th edition of the IR Global Rankings.  IRGR is one of the most comprehensive ranking systems for investor relations websites and annual reports, as well as corporate governance and financial reporting practices.

EMPLOYEES

The Company could not have achieved everything it has without the dedication of its 17,676 employees (the “Team of Eagles”), who have striven tirelessly and efficiently to achieve this success story by providing our passengers with the best possible service. As a result, the Company believes that high-quality, low-cost services are the key to reaching its goal of generating returns for all those who believed in and contributed to its success.

FINANCIAL PERFORMANCE

Net operating revenue totaled R$8,103.6mn in 2012, 7.5% up on the R$7,539.3mn recorded in 2011, chiefly due to the 5.6% increase in GLAI’s total demand due to the incorporation of Webjet, a subsidiary of the Company since October 3, 2011. As a result, net income increased by 7.5%, chiefly due to a combination of the following factors: (i) a 1.8 p.p. increase in the load factor, from 68.4% in 2011 to 70.2% in 2012; (ii) a 1.0% upturn in yield; (iii) growth of close to 17.5% in revenue from flight cancellations and rebooking due to higher operational volume; (iv) an increase of approximately 27% in excess baggage revenue; and (v) an increase of approximately 2% in cargo revenue, which accounted for close to 4% of the Company’s total gross revenue.

Operating costs totaled R$9,009.2 15.7% up on the R$7,783.8mn posted in 2011, primarily due to the 2.9% increase in GLAI’s total supply due to the incorporation of Webjet, GLAI’s subsidiary since October 3, 2011. As a result, operating costs moved up by 14.4%, largely due to a combination of the following factors: (i) growth of around 22.3% in fuel expenses, in turn caused by the 18% upturn in the increase in the average price of jet fuel; (ii) a 27.5% increase in expenses with aircraft leasing due to the 17% period depreciation of the real against the dollar, together with the addition of 14 Webjet 737-300 leasing contracts in 2012 (one aircraft was returned in December 2012); (iii) higher landing fees in 2012; (iv) higher depreciation expenses due to the larger average number of aircraft under financial leasing in 2012 (45, versus 42 in 2011) and the increase in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned, as well as costs from improvements related to major engine maintenance established in the contracts; (v) R$124 million of additional provisions (note 11 of the financial statements) and other additional expenses related to logistics and passenger re-accommodation due to the end of Webjet’s Operations; and (vi) R$57 million of impairment of assets. Operating costs per ASK (CASK) moved up by 12.5%, from 15.45 cents (R$) in 2011 to 17.38 cents (R$) in 2012.

As a result of all the above, the Company reported a net operating loss of R$905.6mn in 2012, with a negative operating margin of 11.2%, versus net operating income of R$244.5mn and a negative operating margin of 3.2% in 2011.

The net financial result was a net expense of R$679.2mn, an 10.1% improvement over the net expense of R$755.9mn recorded in 2011, chiefly thanks to the 28.7% reduction in expenses with the exchange variation due to lower exchange volatility in 2012 than in 2011, when the real fell from R$1.56/US$ at the end of 2Q11 to R$1.85/US$ at the close of 3Q11, adversely impacting the Company’s financial liabilities in the period. The improvement was partially offset by: (i) the 32.7% decline in financial revenue due to the lower volume of cash invested, and the downturn in the basic Selic interest rate; and (ii) the 9.5% increase in interest expenses due to the net result of period funding operations and settlements.

As a result of all the above, the Company posted a 2012 net loss of R$1,512.9mn, versus a net loss of R$751.5mn in 2011.

Liquidity and Indebtedness: Even in the face of a challenging macroeconomic scenario, GLAI ended the period with a cash balance (cash and cash equivalents, short-term financial investments and restricted cash) of 20% of net revenue in the last 12 months. It closed the year with a cash position of  R$1,585.1mn, 15.7% down on the previous quarter and 32.5% less than at  the end of 4Q11. At year-end, total loans and financings came to R$5,191.2mn, 70% of which in foreign currency.

Capex: The Company invested approximately R$670mn in 2012, 60% of which in the acquisition of aircraft parts and in aircraft reconfigurations and improvements, and 39% in the prepayment of aircraft as part of the fleet expansion plan. The remainder was allocated to the acquisition of spare parts, the Confins maintenance center, airports and the opening of stores in South America.

Corporate Governance: GLAI conducts its business in line with the best corporate governance practices in Brazil and worldwide and is recognized by the market as one of those companies employing exemplary governance standards. Since its IPO in 2004, the Company’s shares have been traded in the Level 2 Corporate Governance segment of the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE). GLAI complies with the Sarbanes Oxley Act and has introduced several important initiatives to benefit its shareholders, including 100% tag along rights for preferred shareholders, the election of three independent Board members, and the constitution of a series of Board committees in which these independent members play an active role.

CAPITAL MARKET

At the end of 2012, the Company’s capital stock comprised 278.7 million common and preferred shares. The preferred shares have been traded on the São Paulo (GOLL4) and the New York (GOL) Stock Exchanges since 2004. The free float comprises 35.2% of the total shares and 72.8% of the preferred shares. GLAI is one of the most liquid companies in Brazil and is included in the following indices: Ibovespa (Bovespa Index), ITAG (Special Tag Along Stock Index), MSCI and IBRX 50 (Brazil Index 50). Daily traded volume averaged R$21mn in 2012 on the BM&FBovespa alone. GLAI’s shares closed 2012 at R$12.90 per share, 3.7% up on the R$12.44 reported at the end of 2011.

RELATIONS WITH THE INDEPENDENT AUDITORS

The Company's policy when contracting the independent auditors for services which are unrelated to the external audit is grounded in principles that preserve their independence. In accordance with internationally-accepted standards, these precepts are:  (a) the auditors shall not audit their own work; (b) the auditors shall not occupy a managerial position in their client’s company; and (c) the auditors shall not legally represent the interests of their clients.

In accordance with Item III, article 2 of CVM Instruction 381/03, the Company and its subsidiaries always consult their Audit Committee before contracting professional services other than those related to the external audit, in order to ensure that the provision of these services will not affect the independence and objectivity necessary for the performance of independent audit services. The auditors are also required to provide formal declarations attesting to their independence when providing services not related to the audit.

In the fiscal year ended December 31, 2012, the Company’s external auditors, Deloitte Touche Tohmatsu Auditores Independentes, provided additional audit-related services totaling R$1.6mn, representing approximately 24.0% of the total amount spent on external auditing services in the year (R$6.8mn).

These services refer to: i) the issue of a comfort letter, contracted on February 09, 2012 up to the closure of the transaction , which was not concluded on February 17, 2012, for R$337 thousand, representing around 5% of total annual expenses with the external audit, (ii) services related to the carve-out of Smiles, the Company’s operational subsidiary, contracted on December 10, 2012 and not concluded until December 31, 2013, for R$1.194 thousand, representing around 17.5% of total annual expenses with the external audit; (iii) Sustainable Report assurance services amounted of R$88 thousand, representing 1.3% of total annual expenses with the external audit.

COMMITMENT CLAUSE – ADHERENCE TO THE ARBITRATION CHAMBER

The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, Board of Directors, Executive Board and Fiscal Council, as well as the Bovespa, undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, Board of Directors, Executive Board and Fiscal Council, as well as the Bovespa, undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.

OUTLOOK 2013

The Company estimates aviation industry demand growth of between 2.0 and 3.0 times Brazilian GDP growth in 2013, considering a GDP growth between 2.5% and 3.0%. The Company aims to reduce its domestic seat supply by between 8% and 10% in the first half, ending the year with a reduction around 7%. The Company expects the domestic industry to adopt a more rational approach to adding seat supply in 2013, resulting in yield recovery over 2011, RASK growth of between 10% and 15% and a projected EBIT margin between 1% and 3%.

Guidance 2012 versus 2012 Actual

2012 Guidance	Min.	Max.	2012
Brazilian GDP Growth *	1.5%	2.5%	0.9%
Domestic Demand Growth (%RPK)	6.0%	9.0%	6.8%
Domestic Load Factor	71%	75%	71%
Passengers Transported (in million)	41	42	39
GOL Domestic Capacity (ASK billion)	48	49	48
RPK, System (in billion)	37	39	36
Departures (000)	354	364	349
CASK ex-fuel (R$ cents)	9.0	9.6	10.2
Fuel Liters Consumed (billion)	1.60	1.75	1.66
Average Exchange Rate (R$/US$)	1.95	2.00	1.95
Operating Margin (EBIT)	Negative		-11.2%

ACKNOWLEDGMENTS

We would like to thank our employees, clients, suppliers, partners and travel agents, as well as those authorities related to our operations, the representatives of the Brazilian Civil Aviation Authority (ANAC), INFRAERO, the Airspace Control Department (DECEA) and the Ministry of Tourism for their dedication to the development of the Brazilian aviation industry.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Individual and Consolidated, respectively, which comprise the balance sheet as at December 31, 2012, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with Brazilian and International Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Individual Financial Statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2012, and its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated Financial Statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphasis of Matter

We draw attention to Note 2.1 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil.  In the case of Gol Linhas Aéreas Inteligentes S.A. these accounting practices differ from the IFRS, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS would be measured at cost or fair value Our opinion is not qualified in respect of this matter.

Other Matters

Statements of Value Added

We have also audited the individual and consolidated statements of value added (“DVA”), for the year ended December 31, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies and as supplemental information for IFRS that does not require a presentation of DVA.  These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 25, 2013.

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	12/31/2012
Paid-in Capital	143,858,204
Preferred	134,858,582
Total	278,716,786
Treasury	3,724,225
Total	3,724,225

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2012	Prior Year 12/31/2011
1	Total Assets	2,754,027	3,873,498
1.01	Current Assets	447,888	342,387
1.01.01	Cash and Cash Equivalents	247,145	232,385
1.01.02	Short-term Investments	176,413	69,885
1.01.06	Recoverable Taxes	6,693	39,981
1.01.07	Prepaid Expenses	312	136
1.01.08	Other Current Assets	17,325	-
1.01.08.01	Assets Available for Sale	-	-
1.01.08.01.01	Restricted Cash	7	-
1.01.08.03	Other	17,318	-
1.02	Noncurrent Assets	2,306,139	3,531,111
1.02.01	Long-term Assets	634,473	651,019
1.02.01.06	Deferred Taxes and Recoverable taxes	81,406	45,137
1.02.01.08	Related-party Transactions	534,262	593,817
1.02.01.08.04	Related-party Transactions	534,262	593,817
1.02.01.09	Other Noncurrent Assets	18,805	12,065
1.02.01.09.03	Deposits	18,548	12,065
1.02.01.09.04	Restricted Cash	257	-
1.02.02	Investments	779,168	2,103,325
1.02.03	Property, Plant and Equipment	892,498	776,678
1.02.04	Intangible Assets	-	89

Individual Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	2,754,027	3,873,498
2.01	Current Liabilities	48,557	89,670
2.01.01	Salaries, Wages and Benefits	590	25
2.01.01.02	Salaries, Wages and Benefits	590	25
2.01.02	Accounts Payable	46	6,353
2.01.03	Taxes Payable	5,443	3,233
2.01.04	Short-term Debt	41,980	79,475
2.01.05	Other Liabilities	498	584
2.01.05.02	Other	498	584
2.01.05.02.05	Dividends Payable	7	584
2.01.05.02.04	Other Liabilities	491	-
2.02	Noncurrent Liabilities	1,972,642	1,577,917
2.02.01	Long-term Debt	1,469,729	1,347,300
2.02.02	Other Liabilities	502,913	230,617
2.02.02.01	Liabilities with Related-party Transactions	493,918	222,725
2.02.02.02	Other	8,995	7,892
2.02.02.02.03	Taxes Payable	8,995	7,892
2.03	Shareholder’s Equity	732,828	2,205,911
2.03.01	Capital	2,467,738	2,284,549
2.03.01.01	Issued Capital	2,499,689	2,316,500
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	105,478	260,098
2.03.02.01	Premium on Issue of Shares	32,200	31,076
2.03.02.02	Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(35,164)	(51,377)
2.03.02.06	Advance for Future Capital Increase	-	182,610
2.03.02.07	Share-based Compensation	79,255	68,602
2.03.05	Accumulated Losses	(1,771,806)	(259,468)
2.03.06	Other Comprehensive Income	(68,582)	(79,268)

Individual Financial Statements / Statement of Income

(In Thousands of Brazilian Reais)

		Accumulated in current fiscal year	Accumulated in the previous year
Line code	Line item	01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
3.04	Operating Expenses/Income	(1,311,038)	(535,496)
3.04.02	General and administrative expenses	(14,807)	(38,960)
3.04.04	Other operating income	36,802	21,738
3.04.06	Equity in subsidiaries	(1,333,033)	(518,274)
3.05	Income Before Income Taxes and Financial Income/Expenses	(1,311,038)	(535,496)
3.06	Finance Income/Expenses	(196,705)	(236,609)
3.06.01	Financial income	40,429	32,522
3.06.01.01	Financial income	40,429	32,522
3.06.02	Financial expenses	(237,134)	(269,131)
3.06.02.01	Financial expenses	(140,825)	(146,978)
3.06.02.02	Exchange Variation	(96,309)	(122,153)
3.07	Income Before Income Taxes	(1,507,743)	(772,105)
3.08	Income Tax (Expenses)	(5,172)	20,567
3.08.01	Current	(4,679)	(1,433)
3.08.02	Deferred	(493)	22,000
3.09	Loss from Continuing Operations	(1,512,915)	(751,538)
3.11	Loss for the Period	(1,512,915)	(751,538)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Accumulated in current fiscal year	Accumulated in the previous year
Line code	Line item	01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
4.01	Loss for the Period	(1,512,915)	(751,538)
4.02	Other Comprehensive Income	10,686	(90,341)
4.02.01	Available for sale financial assets	-	362
4.02.02	Cash Flow Hedges	16,191	(136,992)
4.02.03	Tax effect	(5,505)	46,289
4.03	Comprehensive loss for the period	(1,502,229)	(841,879)

Individual Financial Statements / Statements of Cash Flows – Indirect Method

In Thousands of Brazilian Reais)

Line code	Line item	Accumulated in current fiscal year	Accumulated in the previous year
		01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
6.01	Net Cash Used in Operating Activities	(228,568)	(141,147)
6.01.01	Cash Flows from Operating Activities	1,536,411	776,142
6.01.01.01	Depreciation and Amortization	89	89
6.01.01.02	Deferred Taxes	493	(22,000)
6.01.01.03	Equity in subsidiaries	1,333,033	518,274
6.01.01.04	Shared-based Payments	10,652	24,875
6.01.01.05	Exchange and Monetary Variations, Net	84,820	118,122
6.01.01.06	Interests on Loans, Net	107,324	112,197
6.01.01.07	Unrealized Hedge income, Net of taxes	-	(487)
6.01.01.08	Other provisions	-	25,072
6.01.02	Changes Assets and Liabilities	(252,064)	(165,751)
6.01.02.01	Deposits	(6,483)	(484)
6.01.02.02	Prepaid expenses and recoverable taxes	(176)	(85)
6.01.02.03	Accounts Payable	(6,307)	4,412
6.01.02.04	Tax Obligation	3,314	2,155
6.01.02.05	Interest Paid	(117,960)	(100,768)
6.01.02.06	Income Tax Paid	(3,474)	(1,433)
6.01.02.07	Others Liabilities	2,867	2,996
6.01.02.08	Others Assets	(17,317)	2,892
6.01.02.09	Investments used for trading	(106,528)	(75,166)
6.01.03	Other	(1,512,915)	(751,538)
6.01.03.01	Net Income (loss) for the Period	(1,512,915)	(751,538)
6.02	Net Cash Used in Investing Activities	(116,085)
6.02.02	Restricted Cash	(264)	-
6.02.04	Property, Plant and Equipment	(115,821)	(110,427) -
6.03	Net Cash Generated by Financing Activities	359,413	254,523
6.03.02	Payments of loans and leases	(44,252)	-
6.03.03	Credit with related parties	385,749	137,109
6.03.04	Capital increase	-	845
6.03.05	Dividends	-	(50,866)
6.03.06	Advance for future capital increase	-	182,610
6.03.07	Cost of Share Issue	-	(15,175)
6.03.08	Disposal of Treasury shares	17,916	-
6.05	Net Decrease in Cash and Cash Equivalents	14,760	2,949
6.05.01	Cash and Cash Equivalents at Beginning of the Period	232,385	229,436
6.05.02	Cash and Cash Equivalents at End of the Period	247,145	232,385

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 12/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,316,500	228,147	-	(259,468)	(79,268)	2,205,911
5.03	Adjusted Balance	2,316,500	228,147	-	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	183,189	17,337	-	577	-	201,103
5.04.01	Increase in advances for future capital	183,189	-	-	-	-	183,189
5.04.05	Treasury shares Sold	-	17,337	-	-	-	17,337
5.04.06	Dividends	-	-	-	577	-	577
5.05	Total Comprehensive Income (loss)	-	-	-	(1,512,915)	10,686	(1,502,229)
5.05.01	Accumulated Losses	-	-	-	(1,512,915)	-	(1,512,915)
5.05.02	Other Comprehensive Income	-	-	-	-	10,686	10,686
5.06	Internal changes in shareholders ' equity	-	(171,957)	-	-	-	(171,957)
5.06.04	Increase in capital for options exercises	-	(182,610)	-	-	-	(182,610)
5.06.05	Stock options and restricted stock	-	10,653	-	-	-	10,653
5.07	Closing Balance	2,499,689	73,527	-	(1,771,806)	(68,582)	732,828

Individual Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 12/31/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,296,461	92,103	529,532	-	11,073	2,929,169
5.02	Prior year adjustments	-	-	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.04	Shareholders Capital Transactions	807	(2,789)	-	-	-	(1,982)
5.04.01	Capital increase	807	-	-	-	-	807
5.04.08	Share-base payments	-	19,999	-	-	-	19,999
5.04.09	Share Buyback	-	(22,788)	-	-	-	(22,788)
5.05	Other Comprehensive Income	-	-	-	(805,807)	(86,547)	(892,354)
5.05.01	Loss for the period	-	-	-	(805,807)	-	(805,807)
5.05.02	Other Comprehensive Income	-	-	-	-	(86,547)	(86,547)
5.07	Closing Balance	2,297,268	89,314	529,532	(843,269)	(75,474)	1,997,371

Individual Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Accumulated in current fiscal year	Accumulated in the previous year
Line Code	Line Item	01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
7.01	Revenues	36,802	21,738
7.01.02	Other Income	36,802	21,738
7.02	Acquired from Third Parties	(2,167)	(10,445)
7.02.02	Materials, Energy, Outside Services and Other	(2,167)	(10,445)
7.03	Gross Value Added	34,635	11,293
7.04	Retentions	(89)	(89)
7.04.01	Depreciation, Amortization and Exhaustion	(89)	(89)
7.05	Added Value Produced	34,546	11,204
7.06	Value Added Received in Transfer	(1,292,604)	(485,752)
7.06.01	Equity equivalence result	(1,333,033)	(518,274)
7.06.02	Finance income	40,429	32,522
7.07	Total Wealth for Distribution (Distributed)	(1,258,058)	(474,548)
7.08	Wealth for Distribution (Distributed)	(1, 258,058)	(474,548)
7.08.01	Employees	12,326	27,137
7.08.02	Taxes	5,396	(21,022)
7.08.03	Third Part Capital Remuneration	237,135	270,875
7.08.03.03	Other	237,135	270,875
7.08.03.03.02	Financiers	237,135	270,875
7.08.05	Other	(1,512,915)	(751,538)

Consolidated Financial Statements / Statement of Financial Position– Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2012	Prior Year 12/31/2011
1	Total Assets	9,027,098	10,655,141
1.01	Current Assets	2,087,983	3,138,303
1.01.01	Cash and Cash Equivalents	775,551	1,230,287
1.01.02	Short-term Investments	585,028	1,009,068
1.01.03	Trade Receivables	325,665	354,134
1.01.04	Inventories	138,039	151,023
1.01.06	Recoverable Taxes	110,999	212,998
1.01.07	Prepaid Expenses	62,328	93,797
1.01.08	Other Current Assets	90,373	86,996
1.01.08.03	Others	90,373	86,996
1.01.08.03.01	Restricted Cash	7	8,554
1.01.08.03.02	Deposits	2,575	35,082
1.01.08.03.03	Other Credits	87,791	43,360
1.02	Noncurrent Assets	6,939,115	7,516,838
1.02.01	Long-term Assets	1,353,385	1,842,411
1.02.01.06	Deferred Taxes	433,353	1,086,990
1.02.01.07	Prepaid Expenses	35,456	44,964
1.02.01.09	Other Noncurrent Assets	884,576	710,457
1.02.01.09.01	Other Noncurrent Assets	5,438	14,399
1.02.01.09.03	Restricted Cash	224,517	100,541
1.02.01.09.04	Deposits	654,621	595,517
1.02.03	Property, Plant and Equipment	3,885,799	3,890,470
1.02.03.01	Property, Plant and Equipment	1,661,762	1,513,236
1.02.03.01.01	Other Flight Equipment	1,008,971	955,306
1.02.03.01.02	Advance of Property, Plant and Equipment Acquisition	481,289	365,067
1.02.03.01.04	Others	171,502	192,863
1.02.03.02	Leased Property, Plant and Equipment	2,224,037	2,377,234
1.02.03.02.01	Leased Property, Plant and Equipment	2,224,037	2,377,234
1.02.04	Intangible Assets	1,699,931	1,783,957
1.02.04.01	Intangible Assets.	1,157,629	1,241,655
1.02.04.02	Goodwill	542,302	542,302

Consolidated Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

(Reais Mil)
Line code	Line item	Current year 12/31/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	9,027,098	10,655,141
2.01	Current Liabilities	4,061,693	3,595,665
2.01.01	Salaries, Wages and Benefits	207,518	250,030
2.01.02	Accounts Payable	480,185	414,563
2.01.03	Taxes Payable	73,299	76,736
2.01.04	Short-term Debt	1,719,625	1,552,440
2.01.05	Other Liabilities	1,401,116	1,226,328
2.01.05.02	Others	1,401,116	1,226,328
2.01.05.02.01	Dividends Payable	7	584
2.01.05.02.04	Tax and landing fees	240,739	190,029
2.01.05.02.05	Advance Ticket Sales	823,190	744,743
2.01.05.02.06	Customer Loyalty Programs	124,905	71,935
2.01.05.02.07	Advance Ticket Sales	93,595	30,252
2.01.05.02.08	Other Liabilities	61,928	73,353
2.01.05.02.09	Liabilities from derivative transactions	56,752	115,432
2.01.06	Provisions	179,950	75,568
2.02	Noncurrent Liabilities	4,232,577	4,853,565
2.02.01	Short-term Debt	3,471,550	3,439,008
2.02.02	Other Liabilities	461,147	419,669
2.02.02.02	Others	461,147	419,669
2.02.02.02.03	Customer Loyalty Programs	364,307	214,779
2.02.02.02.05	Taxes Payable	47,597	112,935
2.02.02.02.06	Other Liabilities	49,243	91,955
2.02.03	Deferred Taxes	-	763,706
2.02.04	Provisions	299,880	231,182
2.03	Consolidated Equity	732,828	2,205,911
2.03.01	Capital	2,354,410	2,171,221
2.03.01.01	Issued Capital	2,499,689	2,316,500
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)

Consolidated Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Accumulated in current fiscal year	Accumulated in the previous year
Line code	Line item	01/01/20212 to 12/31/2012	01/01/2011 to 12/31/2011
3.01	Sales and services revenue	8,103,559	7,539,308
3.01.01	Passenger	7,159,987	6,713,029
3.01.02	Cargo and Other	943,572	826,279
3.02	Cost of Sales and Services	(7,901,621)	(6,646,055)
3.03	Gross profit	201,938	893,253
3.04	Operating Expenses/Income	(1,107,551)	(1,137,757)
3.04.01	Selling expenses	(630,587)	(678,020)
3.04.01.01	Marketing expenses	(630,587)	(678,020)
3.04.02	General and Administrative expenses	(457,005)	(569,903)
3.04.04	Other Operating Income	(19,959)	110,166
3.05	Income Before Income Taxes and Financial Income/Expenses	(905,613)	(244,504)
3.06	Financial Income/Expenses	(679,209)	(755,914)
3.06.01	Financial income	370,214	477,524
3.06.01.04	Financial income	370,214	477,524
3.06.02	Financial expenses	(1,049,423)	(1,233,438)
3.06.02.03	Exchange variation, net	(284,571)	(398,897)
3.06.02.04	Financial expenses	(764,852)	(834,541)
3.07	Income Before Income Taxes	(1,584,822)	(1,000,418)
3.08	Income Tax (Expenses)	71,907	248,880
3.08.01	Current	(6,553)	(5,791)
3.08.02	Deferred	78,460	254,671
3.09	Loss from Continuing Operations	(1,512,915)	(751,538)
3.11	Loss for the Period	(1,512,915)	(751,538)
3.11.01	Attributable to Shareholders of the Company	(1,512,915)	(751,538)

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Accumulated in current fiscal year	Accumulated in the previous year
Line code	Line item	01/01/20212 to 12/31/2012	01/01/2011 to 12/31/2011
4.01	Loss for the Period	(1,512,915)	(751,538)
4.02	Other Comprehensive Income	10,686	(90,341)
4.02.01	Available for sale financial assets	-	362
4.02.02	Cash Flow Hedges	16,191	(136,992)
4.02.03	Tax effect	(5,505)	46,289
4.03	Consolidated Comprehensive Income for the period	(1,502,229)	(841,879)
4.03.01	Attributable to Shareholders of the Company	(1,502,229)	(841,879)

Consolidated  Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

Line code	Line item	Current year 12/31/2012	Prior Year 12/31/2011

6.01	Net Cash Provided by (used in) Operating Activities	133,294	(602,520)
6.01.01	Cash Flows from Operating Activities	1,396,268	1,136,126
6.01.01.01	Depreciation and Amortization	519,631	395,807
6.01.01.02	Allowance for Doubtful Accounts	5,662	23,483
6.01.01.03	Provisions for contingencies	16,996	6,218
6.01.01.04	Provisions for Onerous Contracts	-	15,393
6.01.01.05	Reversion of provision for Inventory Obsolescence	(609)	1,196
6.01.01.06	Deferred Taxes	(78,460)	(254,671)
6.01.01.07	Shared-based Payments	10,652	24,875
6.01.01.08	Exchange and Monetary Variations, Net	279,541	400,095
6.01.01.09	Interests on loans and other, net	268,415	414,430
6.01.01.10	Unrealized Hedge income, Net of taxes	(4,733)	19,469
6.01.01.11	Provision for Return of Aircraft	36,978	(30,460)
6.01.01.12	Mileage Program	202,498	79,057
6.01.01.13	Write-of property, plant and equipment and intangible assets	56,825	10,173
6.01.01.14	Provision for profit sharing plan	-	96,136
6.01.01.16	Impairment	82,872	23,353
6.01.01.18	Goodwill on acquisition of Webjet	-	(88,428)
6.01.02	Changes in Assets and Liabilities	249,941	(987,108)
6.01.02.01	Accounts receivable	22,807	84,840
6.01.02.02	Inventories	13,593	22,406
6.01.02.03	Deposits	18,198	144,456
6.01.02.04	Prepaid Expenses and Recovery Taxes	106,215	(12,406)
6.01.02.05	Other Assets	(27,295)	16,831
6.01.02.06	Accounts Payable	65,622	131,971
6.01.02.07	Traffic Air Liability	78,447	125,112
6.01.02.08	Advances from customers	63,343	(27,591)
6.01.02.09	Program participation result	(42,512)	22,254
6.01.02.10	Sales Tax and Landing Fees	50,710	58,600
6.01.02.11	Taxes Payable	(64,717)	6,653
6.01.02.12	Provision	12,565	(95,413)
6.01.02.13	Other Liabilities	(54,462)	22,841
6.01.02.14	Interests Paid	(374,798)	(428,023)
6.01.02.15	Income Tax Paid	(4,058)	(5,791)
6.01.02.16	Derivatives Obligations	(37,756)	(42,314)
6.01.02.17	Investments used for operation	424,039	(1,011,534)
6.01.03	Others	(1,512,915)	(751,538)
6.01.03.01	Profit (Loss) for the Period	(1,512,915)	(751,538)
6.02	Net Cash Used in Investing Activities	-	-
6.02.02	Restricted Cash	(115,429)	(74,594)
6.02.03	Fixed assets	(454,242)	(279,826)
6.02.04	Intangible	(20,772)	(80,863)
6.02.05	Acquisition of subsidiary, net of cash	-	(33,885)
6.03	Net Cash Generated by Financing Activities	(4,382)	354,547
6.03.01	Deposits and loans	-	628,187
6.03.04	Dividends	(334,698)	(50,866)

6.03.05	Capital increase	17,915	845
6.03.06	Payments of loans and leases	312,401	(391,054)
6.03.08	Advance for future capital increase	-	182,610
6.03.09	Cost of share issue	-	(15,175)
6.04	Exchange Variation on Cash and Cash Equivalents	6,795	(8,430)
6.05	Net Decrease in Cash and Cash Equivalents	(454,736)	(725,571)
6.05.01	Opening balance of cash and cash equivalents	1,230,287	1,955,858
6.05.02	Closing balance of cash and cash equivalents	775,551	1,230,287

Consolidated  Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 12/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Total consolidated equity
5.01	Opening Balance	2,316,500	114,819	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,316,500	114,819	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	183,189	17,337	-	577	-	201,103	-	201,103
5.04.01	Increase in advances for future capital	183,189	-	-	-	-	183,189	-	183,189
5.04.05	Treasury shares Sold	-	17,337	-	-	-	17,337	-	17,337
5.04.06	Dividends	-	-	-	577	-	577	-	577
5.05	Total Comprehensive Income (loss)	-	-	-	(1,512,915)	10,686	(1,502,229)	-	(1,502,229)
5.05.01	Accumulated Losses	-	-	-	(1,512,915)	-	(1,512,915)	-	(1,512,915)
5.05.02	Other Comprehensive Income	-	-	-	-	10,686	10,686	-	10,686
5.06	Internal changes in shareholders ' equity	-	(171,957)	-	-	-	(171,957)	-	(171,957)
5.06.04	Increase in capital for options exercises	-	(182,610)	-	-	-	(182,610)	-	(182,610)
5.06.05	Stock options and restricted stock	-	10,653	-	-	-	10,653	-	10,653
5.07	Closing Balance	2,499,689	(39,801)	-	(1,658,478)	(68,582)	732,828	-	732,828

Consolidated  Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 12/31/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,183,133	92,103	642,860	-	11,073	2,929,169	-	2,929,169
5.02	Prior-year adjustments	-	-	-	(37,462)	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.05	Total Comprehensive Result	-	-	-	(751,538)	(90,341)	(841,879)	-	(841,879)
5.05.01	Net profit for the period	-	-	-	(751,538)	-	(751,538)	-	(751,538)
5.05.02	Other Comprehensive Results	-	-	-	-	(90,341)	(90,341)	-	(90,341)
5.06	Internal changes in shareholders ' equity	(11,912)	167,995	(642,860)	642,860	-	156,083	-	156,083
5.06.04	Booking for reinvestment and legal reserve to absorb accumulated losses	-	-	(642,860)	642,860	-	-	-	-
5.06.05	Increase in capital for options exercises	845	-	-	-	-	845	-	845
5.06.06	Advance for future capital increase	-	182,610	-	-	-	182,610	-	182,610
5.06.07	Cost of issuance of new shares	(12,757)	-	-	-	-	(12,757)	-	(12,757)
5.06.08	Stock option	-	24,875	-	-	-	24,875	-	24,875
5.06.09	Repurchase of shares	-	(39,490)	-	-	-	(39,490)	-	(39,490)
5.07	Closing Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

Line code	Line item	Current YTD 01/01/2012 to 12/31/2012	Prior Year YTD 01/01/2011 to 12/31/2011

7.01	Revenues	8,556,193	7,870,942
7.01.02	Other Income	8,553,294	7,894,425
7.01.02.01	Transportation of Passengers, Cargo and Other	8,516,492	7,872,687
7.01.02.02	Other Operating Income	36,802	21,738
7.01.04	Allowance for doubtful accounts	2,899	(23,483)
7.02	Acquired from Third Parties	(6,140,973)	(5,117,339)
7.02.02	Supplies, power, outside services and other	(1,879,254)	(1,521,691)
7.02.04	Other	(4,261,717)	(3,575,520)
7.02.04.01	Fuel and lubrificants	(3,808,260)	(3,141,031)
7.02.04.02	Aircraft Insurance	(26,875)	(31,921)
7.02.04.03	Sales and advertising	(426,582)	(422,096)
7.03	Gross Value Added	2,415,222	2,753,603
7.04	Retentions	(519,631)	(388,633)
7.04.01	Depreciation, Amortization and Exhaustion	(519,631)	(388,633)
7.05	Added Value Produced	1,895,589	2,364,970
7.06	Value Added Received in Transfer	370,214	477,524
7.06.02	Finance income	370,214	477,524
7.07	Total Wealth for Distribution (Distributed)	2,265,805	2,842,494
7.08	Wealth for Distribution (Distributed)	2,265,805	2,842,494
7.08.01	Employees	1,302,657	1,277,672
7.08.02	Taxes	782,309	578,029
7.08.03	Third Part Capital Remuneration	1,693,754	1,738,331
7.08.03.02	Rentals	644,031	505,058
7.08.03.03	Other	1,049,723	1,233,273
7.08.03.03.01	Financiers	1,049,723	1,233,273
7.08.05	Others	(1,512,915)	(751,538)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, controlling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”) and Smiles S.A (“Smiles”), and indirect parent company of the subsidiaries SKY Finance II (“SKY II”) and Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. The GAC is the parent company of SKY Finance II, established on November 30, 2009, located in the Cayman Islands, whose activity is related to obtaining funds on finance aircraft acquisition.

The Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising on finance aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the company, which started to operate in September, 2011.

In August 1, 2011, the subsidiary VRG acquired the entire share of Webjet, an airline headquartered in Rio de Janeiro, which offers scheduled air transport services for national and international non-scheduled passenger, cargo and postal bags. The operation was approved by the ANAC in October 3, 2011 and by the Administrative Council for Economic Defense (“CADE”) in October 10, 2012. The approval occurred under the execution of a term of commitment to performance ("TCD") between VRG, Webjet and CADE to achieve  certain operating efficiencies, related specifically to maintenance, by VRG and Webjet, of an minimum index of (85%) on regularly use of the operational schedules (HOTRAN) at Santos Dumont Airport.

In November 23, 2012, the Company started the process of discontinuance of Webjet trademark, along with the ending of its operational activities, being GOL, from that date, responsible for all the flight transportation services, passengers and customers assistance from Webjet. For further details, see note n. 11.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP.

On December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which will be conducted by Smiles S.A., a Company incorporated on June 10, 2012.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                       Summary of significant accounting policies applied in preparing the financial statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on March 25, 2013. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Declaration of conformity

The Company’s financial statements comprise:

• The consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

• The individual financial statements of the Parent prepared in accordance with accounting practices adopted in Brazil, identified as Individual - BR GAAP.

The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by CVM.

The individual financial statements, prepared for statutory purposes, present the measurement of investments in subsidiaries and jointly controlled under the equity method, according to prevailing Brazilian legislation. Accordingly, these individual financial statements are not compliant with the IFRSs, which require the measurement of investments in separate financial statements of the parent company at fair value or cost.

The Company elected to present these individual and consolidated financial statements in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

2.2 Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Financial Statements were prepared using Brazilian Reais as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)         Basis of consolidation

The consolidated financial statements comprises Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries, as presented below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Location	Type of control	% of capital stock
			12/31/2012	12/31/2011
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
SKY Finance II	Cayman Islands	Indirect	100%	100%
Webjet	Brazil	Indirect	100%	100%
SCP BOB (*)	Brazil	Indirect	50%	50%
SCP Trip (**)	Brazil	Indirect	60%	-
Smiles S.A.	Brazil	Direct	100%	-

(*) For treatment of subsidiaries together, are consolidated proportionally.

(**) The company had no operating activity in December 31, 2012.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, incomes and expenses between the entities are full eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Caribe and U.S.) are fully eliminated.

b)         Cash and cash equivalents

In this line are classified the bank deposits and short term investments with maturities of less than 90 days (or with no deadlines for redemption) which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes, measured at fair value through income.

c)         Restricted cash

Consist of investments measured at fair value through profit and loss, deposited in guarantees linked to securities, and short and long term debt.

d)         Financial assets and financial liabilities

Consist of non-derivate financial investments and include investments in debt and equity instruments, accounts receivable and other receivables, interest-bearing loans borrowings, other accounts payable and other debts.

The measurement of initial recognition of financial assets and liabilities is as follows:

Non-derivate Financial Instrument	Initial Recognition
Asset	Fair Value
Liability	Fair Value except direct costs from issue *

* Except financial instruments measured at fair value through the result, whose costs are recognized directly in profit or loss for the financial year.

After initial recognition, are measured at each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

i.          Financial assets measured at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term). Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has short-term investments classified as cash equivalents under this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

ii.    Held-to-maturity financial assets: financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intention and ability to hold to maturity. These are measured at amortized cost after initial recognition under the effective interest method, less possible impairment losses, when applicable, and changes are recognized in profit or loss, as financial income or financial expenses, when earned or incurred. The Company does not have financial assets classified under this category.

iii. Loans and receivables: include financial assets with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade accounts receivable classified under this category.

iv. Available for sale: include financial assets not classified under the categories above, measure at fair value. After initial recognition, available-for-sale securities are measured at fair value, and the respective gains and losses are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to profit or loss. “Short-term Investments” are comprised by assets available for sale related to foreign deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes. The Company does not hold financial assets under this category.

The company writes off a financial asset only when the contractual rights to the cash flows from the asset expire, or transfers the asset and substantially all the risks and benefits of ownership to a third party. If the company does not transfer nor retains substantially all the risks and benefits of ownership of the financial asset, but continue to control the transferred asset, the company recognizes the participation retained and its liabilities on the values that will have to pay. If retains substantially all the risks and benefits of ownership of the financial asset active transferred, the Group continues recognizing this asset, in addition to a loan secured by the receivables.

•                     Financial Liabilities

i. Financial liabilities measured at fair value through profit or loss: include financial liabilities that are regularly traded before maturity and liabilities at fair value through profit or loss on initial recognition, except those designated as hedge instruments. They are remeasured at fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in profit or loss when incurred. The Company classifies under this category derivatives not designated as an effective hedge instrument.

ii. Financial liabilities measured at amortized cost: financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (including finance leases) and trade accounts payable.

e)         Trade and other receivables

Trade receivables are measured based on costs, less allowances for doubtful accounts, which approximates from its fair values, in order of their short-term nature.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners.

f)         Inventories

The inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and the net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

g)         Lease accounting

In accordance with the CPC 06 and IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

i. the lease transfers ownership of the asset to the lessee at the end of the lease term;

ii. the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

iii. the lease term is the most part of the economic asset life, even if the title is not transferred;

iv. at the beginning of the lease, the present value of minimum lease payments represents at least substantially all the fair value of the leased asset, and

v. the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

The amounts payable arising from finance lease installments are recognized and allocated between financial expenses and repayment of finance lease so as to achieve a stable interest rate.

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses. The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

The other leases are classified as operating lease and are recognized as an expense in the income statement on straight-line basis over the term of the lease contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

•                     Sale-leaseback

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

i. They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

ii. If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

iii. In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in financial lease.

h)         Prepaid expenses

Represent advance payments whose benefits to the company will occur in later time at the balance sheet date, obeying the criteria of segregation between short and long term.

i)                   Investments

Investments in subsidiaries in the separate financial statements are recorded and evaluated by equity method and recognized as operating income or expense in results, on the basis of the financial statements of the subsidiaries prepared on the same date, using accounting practices consistent with the company's accounting practices. The balance of investment includes the amount assessed by the equity method, the balance of the value of assets and the goodwill, that in the consolidated financial statements are presented in accordance with their nature.

j)         Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interests and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

Assets held through finance leases are depreciated over the shorter of the expected useful life or the contractual lease term, if there are no purchase option at the end of the agreement in question.

The estimated useful life for property and equipment is disclosed at Note n. 17.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The company follows the CPC 27 and IAS 16 - "Property, Plant and Equipment", and performs the capitalization of the costs relating to engine overhauls of engines. This practice establishes that costs  on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in the income statement refer to maintenance costs of other aircraft components or even maintenance of engines that do not extend  their useful life.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The accounted value of fixed assets is analyzed in order to verify losses in recoverable value when events or changes in circumstances indicate the book value is higher than the estimated recoverable amount.

A write off a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sale or write-off are determined by the difference between the values received in the sale and the asset's booking value, and are recognized in income.

k)         Intangible assets

There are non-monetary assets without physical property, whose book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

i.                    Goodwill

The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating unit that, in this case is the operating subsidiary VRG. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company on the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

ii.         Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and of WEBJET, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iii.        Trademark

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, it is not amortized. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

iv.        Software

The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

l)          Deposits

i. Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in US Dollar by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate from payments, net of uses for maintenance is recognized as an expense in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to lease agreements of its subsidiaries VRG and Webjet. Many of the aircraft lease agreements do not require maintenance deposits.

ii. Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

m)        Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on conversion the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the statements of income.

n)         Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rate and interest rate. The derivatives may be designated to hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedge.

For classification as hedge accounting, the derivative should protect against changes in the hedged fair value or cash flow. At the beginning of the hedge transaction, the Company and its subsidiaries document the relationship between the hedge instrument and the hedged item, including risk management goals, and if the transaction will be designated for hedge accounting.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The hedge accounting is prospectively discontinued when the Company and its subsidiaries revoke the hedge relationship, the hedging instrument either expires, is sold, terminated, exercised, or no longer is qualified for hedge accounting.

i. Fair value hedge

The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

ii. Cash flow hedge

The effective part of changes in fair value of derivatives that are designated as cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial result.

At the moment that the hedge item is recognized in the financial result, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit and loss under the same section of the income statement in which item is recognized.

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relation, (ii) the derivative instrument expires or is settled, terminated or executed, or (iii) when it no longer qualifies for hedge accounting. If the hedge accounting is discontinued, any gains or losses recognized in other comprehensive income and previously accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecasted transaction is finally recognized as financial result. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in the financial result immediately.

o)         Share-based payments

The fair value of GLAI equity-settled transactions with employees of stock options and restrict shares plan were estimated on the date of grant of the options using the Black-Scholes pricing.

This fair value is recorded on a straight-line basis, according to CPC 10 (R1) – “Share-Based Payment”, as an expense in net income for the year over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is prospectively recognized as profit and loss of the remaining exercises, so that the cumulative expense reflects the (revised) estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

p)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

When the Company expects some or all of the provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain.

The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for aircraft and engines return follow different criteria in relation to when such expenses are recognized in income.

i. Aircraft return provision

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "other flight equipment" of fixed assets (see note 17). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate.

ii. Engine return provision

Are estimated based on the minimum contractual conditions that the equipment must has when returned to the lessor, considering the historical costs incurred and the conditions of the equipment on the time of evaluation. These provisions are recorded in the income statement from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for return of the engine.

iii. Onerous contracts

An onerous contract arrises when unavoidable costs to meet the obligations assumed under the contract exceed the economic benefits that are expected to be received over the contract term. Present obligations resulting from onerous contracts are recognized and measured as provisions.

The provision for onerous contracts refers to losses on operating lease agreements of out-of-service aircraft. The provision corresponds to the net amount between the present value of the installments of the respective leases and the expected revenue from the use of such aircraft through operation or subleases, where applicable. The assumptions used are estimates and the settlement of these transactions may result in amounts significantly different from those recorded.

iv. Provision for Restructuring

The restructuring is a program planned and controlled by management and that materially changes the way the company's activity is conducted. During this process, the costs necessary for the closure are measured and a provision is recognized for the amount sufficient to meet the obligations generated. For further details, see note 11.

v. Provision to Insurance

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03. The provision for insurance is represented by the Company's obligation to pay for existing policies.

vi. Other provisions

Are substantially related to lawsuits and are provisioned for losses considered probable in management's judgment, related to labor, civil and tax matters, the last mentioned being presented under tax obligations line, in case of existence and legal obligation.

q)         Revenue recognition

The passenger revenue s is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales, correspond to a deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., tickets not booked (passengers to be transported) that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets actually expired.

The balance of deferred revenue also refers to tickets rescheduled by passengers.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues includes charter services, miles sales, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

r)         Assets held for sale

These are assets that can retrieve its value through highly probable sale transaction, and are available for immediate sale in its present condition. They are measured based on the lowest value between the fair value and the book value less selling costs. Are not depreciated or amortized and once classified in this category,the sale must be completed within one year. For more details, see note 11.

s)         Mileage program

The "Smiles Program" is designed to retain its customers through the granting of mileage credit to participants. The obligation created by the issuance of miles is measured at fair value, based on the estimated price that the company would pay a third party to assume the obligations associated with the Smiles program. Revenue generation is essentially held by the sale of miles to merchants, financial institutions or Smiles program participants.

According to IFRIC 13-Customer Loyalty Programmes, the fair value of the consideration received in relation to the initial sale is allocated in the frequent flyer program Smiles and the difference is recognized in the caption "other revenue". The revenue allocated to the miles of Smiles program is recognized in the result when the products are delivered or when services are rendered.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The fair value of mileage credit, net of estimated non-use of miles (breakage) is determined by the weighted average according to:

i. the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles and

ii. the average sale price of miles sold to airlines that participate in the loyalty program Smiles.

The Company’s policy is to cancel all miles contained in the accounts of customers after 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

t)         Segment information

CPC 22 and IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by decision makers in order to allocate resources to segments and assess their performance.

The Company’s operations are derived from its subsidiaries VRG and Webjet and consist in to provide air transportation services within South America and Caribbean. The Company’s Management performs the resources allocation in order to maximize the consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are whose leases are paid in Brazil. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

Based on the way the Company treats its business and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue by geographic segments as described in Note 27.

u)         Income taxes

i.  Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes the effects of transition tax regime (RTT) revenues or expenses taxable or deductible in other years, and exclude items not taxable or not deductible permanently. The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

ii. Deferred income tax

Deferred income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in financial statements and tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient to bring such deductible temporary differences can be used.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The value of deferred income tax is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow tax credit to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are determined, considering tax rates and tax laws ratified or substantially ratified at balance sheet date and which expects to be applied when the respective asset is realized or the liability is settled.

Deferred income tax and social contribution, assets and liabilities are compensated if there is a legal right and intention to offset them when calculating the current taxes, generally when related to the same taxable entity and the same taxation authority.

v)         Main accounting estimates and assumptions adopted

The elaborating process of this Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses.

The real results may differ from the adopted estimates, once its covering historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews to accounting estimates are recognized on the same period which the assumptions are reviewed on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted amounts of assets and liabilities are discussed below:

i.          Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date, or when there is evidence that the carrying amount may not be recoverable.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows set by Management.

Other non-financial assets are tested for impairment when there are indications that their carrying amounts might not be recoverable.

ii.         Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provision are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates.

iii.        Property, plant and equipment and intangibles

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.

iv.        Breakage

As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

w)        Statement of value added (“DVA”)

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as additional disclosure of the consolidated financial statements, since this statement is not expected nor required by IFRSs.

The DVA was prepared based on information obtained in the accounting records that serve as basis for the preparation of financial statements and in accordance with the provisions of CPC 09 – Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied on sales, other revenues and the effects of the allowance for doubtful accounts), inputs purchased from third parties (cost of sales and purchases of materials, power and services from third parties, including the taxes levied on purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (equity in subsidiaries, financial income and other income). The second part of the DVA presents the distribution of wealth among employees, taxes and contributions, compensation to third parties and shareholders.

x)         Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The assets acquired and liabilities assumed were measured at fair, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement.

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

y)    New standards and interpretations issued and revised in 2012

i.                    New standards, interpretations and revisions issued and adopted in 2012:

Pronouncement	Description	Issue	Applicable
Amendment to IAS 12, Income taxes	Taxes on profit	Dec/2010	Jan/2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

ii. New standards, amendments and interpretations issued in 2012 and apply in future years:

Pronouncement	Description	Applicable
Amendment to IFRS 7	Disclosures-netting of assets and liabilities	January 1st, 2013
IFRS 9	Financial Instruments	January 1st, 2015
IFRS 10	Consolidated Financial Statements	January 1st, 2013
IFRS 11	Participation Agreements	January 1st, 2013
IFRS 12	Disclosures of interests in other entities	January 1st, 2013
IFRS 13	Fair value measurement	January 1st, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1st, 2013
Amendment to IFRS 9 and 7	Disclosures-Mandatory Application date of IFRS 9 and interim Disclosures	January 1st, 2015
Amendment to IFRS’s 10, 11 and 12	Set and Disclosures of interests in other entities: Transition Guide	January 1st, 2015
IAS 19 (reviewed in 2011)	Employee Benefit	January 1st, 2013
IAS 27 (reviewed in 2011)	Separate Financial Statements	January 1st, 2013
IAS 28 (reviewed in 2011)	Investments in affiliated companies and Joint Ventures "	January 1st, 2013
Amendment to IAS 32	Offsetting Financial assets and liabilities	January 1st, 2014
IFRIC 20	Removal costs in the production phase of a surface Mine	January 1st, 2013

•         The amendments to IFRS 7 increase the requirements of disclosure of transactions involving financial assets. These changes are intended to provide greater transparency to risk exposures when a financial asset is transferred, but the transferor still retaining some level of exposure in active. The amendments also require the disclosure of the transfer of financial assets when they are not equally distributed in the period.

The company's management does not expect those changes to IFRS 7 have a significant effect on the disclosures in its financial statements.

•         IFRS 9, issued in November 2009 and amended in October 2010, introduces new requirements for the classification, and measurement of financial assets and liabilities. Provides that all recognized financial assets that are included in the scope of IAS 39 (equivalent to CPC technical pronouncement nº 38) are subsequently measured at amortised cost or fair value.

The company's management does not expect that IFRS 9 has a significant effect on the balances reported in relation to financial assets and liabilities.

•         In May 2011, a package of five rules for consolidation, participation agreement, affiliated companies and disclosures was issued, including the IFRS 10, 11, 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011).

The main requirements of these five standards are described below:

i.       The 10 IFRS supersedes the parts that IAS 27 consolidated financial statements address. SIC-12 Consolidation - special purpose entities was withdrawn with the issuance of IFRS 10. In accordance with IFRS 10, there is only a basis of consolidation, that is, the control.

ii.     The 11 IFRS supersedes IAS 31-interests in Joint Ventures ". IFRS 11 discusses how a participation agreement in which two or more parties have control set must be sorted. SIC-13 "Joint Ventures"-non-monetary Contributions from investors was withdrawn with the issuance of IFRS 11. In accordance with IFRS 11 participation agreements are classified as joint operations or joint ventures ", as the rights and obligations of the parties to the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

iii.  The IFRS 12 is a standard of disclosure applicable to entities that own stakes in subsidiaries, participation agreement, affiliates and/or unconsolidated structured entities. Generally, the disclosure requirements in accordance with IFRS 12 are more comprehensive than the current rules.

These five standards are applicable to annual periods beginning on or after January 1, 2013. The Administration does not expect IFRS 10, 11, 12, IAS 27 (revised in 2011) and IAS 28 (revised 2011) have relevant effect on its financial statements of future periods.

•      IFRS 13 offers a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, provides a framework for measuring fair value and requires disclosure of fair value measurements. The scope of the IFRS 13 is comprehensive, applying to items of financial and non-financial instruments, for which other IFRSs require or permit fair value measurements and disclosures of fair value measurements, except in certain cases. IFRS 13 is applicable to annual periods beginning on or after January 1, 2013.

The company's management expects that IFRS 13 results in more comprehensive disclosures in its financial statements.

•      Amendments to IAS 1 allow you to present the result and another comprehensive result in one demonstration or in two separate statements. However, the change to IAS 1 requires additional disclosures in the other comprehensive income so that the items of other comprehensive income are grouped into two categories: (1) items that will not be reclassified later in the result; and (2) items that will be reclassified later in the result according to certain conditions. The income tax on the items of other comprehensive income will be designed in the same way. The amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012.

The presentation of items of other comprehensive income will be modified appropriately as the modifications are adopted in future accounting periods.

•      Amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant modification refers to accounting for changes in defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and the fair value of plan assets as they occur, and therefore the Elimination of the "corridor approach" allowed in the previous version of IAS 19 is the early recognition of past service costs. The amendments to IAS 19 are applicable to annual periods beginning on or after January 1, 2013 and demands retroactive application, except in certain circumstances.

The company has no operations that may be impacted by the changes to IAS 19.

•      IFRIC 20 clarifies the requirements for accounting for costs of waste removal in surface mining, including the time when such costs should be recognized as active and how this asset must be initially recognized and subsequently evaluated. The Company has no operations that may be impacted by the IFRIC 20.

There are no other IFRS standards or IFRIC interpretations that have not yet entered into force which could have significant impact on the Company.

The CFC and the CPC have committed themselves to issue new standards as issued by the IASB and to review and update all documents issued in order to keep Brazilian accounting practices fully complying with international standards for the preparation and presentation of the separate financial statements of Brazilian companies (with the forementioned exception that until is legally possible the complete convergence or until there is change on the part of the IASB).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The company can apply a new IFRS, although not mandatory, only when this IFRS allow your application however, subject to the approval of correlated pronouncement by the CPC and, where applicable, subject to prior approval by the regulatory body to which the company is subject, when it requires the adoption of IFRSs for regulated entities.

3.   Cash and cash equivalents

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Cash and bank deposits	182,175	13,406	408,387	157,452
Cash equivalents	64,970	218,979	367,164	1,072,835
	274,145	232,385	775,551	1,230,287

As of December 31, 2012, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 90.0% and 102.7% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Private bonds	-	218,979	115,891	284,911
Government bonds	-	-	166,760	787,605
Investment funds	64,970	-	84,513	319
	64,970	218,979	367,164	1,072,835

4.   Short-term investments

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Private bonds	-	-	178,184	12,071
Government bonds	-	-	220,778	124,400
Investment funds	176,413	69,885	186,066	872,597
	176,413	69,885	585,028	1,009,068

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquid, paid at a weighted average rate of 99.47% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), paid at a variable average for the last twelve months of 8.47% p.y.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Investment funds are represented primarily by government bonds LTN and CDBs.

5.        Restricted Cash

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Margin deposits for hedge transactions (a)	50,749	82,996
Guarantee margin deposits associated with loans from BNDES (b)	-	8,591
Deposits in guarantee with letter of credit (Safra) (c)	72,092	8,471
Escrow – Webjet’s acquisition	-	8,554-
Escrow - Bic Banco	10,040	-
Deposits in guarantee to forward operations of future (d)	89,038	-
Other deposits	2,605	483
	224,524	109,095

Current	7	8,554
Noncurrent	224,517	1,133

(a)      Deposits in US Dollar, subject to the libor rate (average yield of 0.75% p.y.).

(b)     Guarantee margin, invested in DI investment funds and yielding at a weighted average rate of 101.5% of CDI.

(c)      The value of the garantee is related to the Webjet loan.

(d)     Escrow future operations applied on LTN (average compensation 10.35%).

6.        Trade and other receivables

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Local currency:
Credit card administrators	92,621	100,214
Travel agencies	171,314	185,544
Installment sales	37,882	47,189
Cargo agencies	35,897	37,460
Airline partners companies	17,443	17,031
Other	33,396	35,077
	338,553	422,515
Foreign currency:
Credit card administrators	12,269	9,228
Travel agencies	5,695	6,833
Cargo agencies	393	301
	18,347	16,362
	406,900	438,877

Allowance for doubtful accounts	(80,712)	(83,610)
	326,188	355,267

Current	325,665	354,134
Noncurrent (*)	523	1,133

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

(*) The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Falling due	288,327	317,016
Overdue until 30 days	12,077	20,618
Overdue 31 to 60 days	7,659	7,507
Overdue 61 to 90 days	5,707	4,954
Overdue 91 to 180 days	9,176	11,754
Overdue 181 to 360 days	15,087	15,307
Overdue above 360 days	68,867	61,721
	406,900	438,877

The average collection period of installment sales is eight months and 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 102 days (108 days as of December 31, 2011.)

Changes in the allowance for doubtful accounts, are as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	31/12/2011
Balance at beginning of the year	(83,610)	(60,127)
Additions	(25,193)	(35,849)
Additions arising from acquisition of Webjet	-	(3,376)
Unrecoverable amounts	8,560	3,304
Recoveries	19,531	12,438
Balance at the end of the year	(80,712)	(83,610)

7.        Inventories

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011

Consumables	19,882	20,148
Parts and maintenance materials	112,970	127,080
Advances to suppliers	15,861	12,725
Others	6,917	9,270
Provision for obsolescence	(17,591)	(18,200)
	138,039	151,023

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Balance at the beginning of the period	(18,200)	(17,004)
Additions	(325)	(1,648)
Aditions arising from acquisition of Webjet	-	(13)
Write-offs	934	465
Balance at the end of the period	(17,591)	(18,200)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

8.        Deferred and recoverable taxes

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Recoverable taxes:
Assets
ICMS (1)	-	-	24,147	13,222
Prepaid IRPJ and CSSL (2)	42,221	37,784	67,070	77,679
IRRF (3)	986	1,922	30,361	16,584
PIS and COFINS (4)	-	-	1,250	54,085
Withholding tax of public institutions	-	-	6,182	26,791
Value added tax – IVA (5)	-	-	4,744	4,242
Income tax on imports	248	275	13,579	17,740
Others	-	-	428	2,655
Total recoverable taxes - current	43,455	39,981	147,761	212,998

Current Assets	6,693	39,981	110,999	212,998
Non current Assets	36,762	-	36,762	-

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

	GLAI		VRG		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Deferred taxes:

Tax losses	32,758	33,121	394,045	394,046	426,804	427,167
Negative basis of social contribution	11,793	11,923	141,857	141,857	153,650	153,780

Temporary diferences:
Mileage program:	-	-	166,332	97,483	166,332	97,483
Allowance for doubtful accounts and other credits	-	-	69,784	62,317	69,784	62,317
Provision for loss on acquisition of VRG			143,350	143,350	143,350	143,350
Provision for legal and tax liabilities	-	-	36,765	57,151	36,765	57,151
Return of aircraft	-	-	46,812	22,089	46,812	22,089
Derivative transactions not settled	-	-	42,007	36,852	42,007	36,852
Effects from Webjet’s acquisition	-	-	-	7,086	-	7,086
Brands	-	-	(2,158)	(21,457)	(2,158)	(21,457)
Flight rights	-	-	(353,226)	(353,226)	(353,226)	(353,226)
Maintenance deposits	-	-	(110,327)	(101,630)	(110,327)	(101,630)
Depreciation of engines and parts for aircraft maintenance	-	-	(159,697)	(140,677)	(159,697)	(140,677)
Reversal of goodwill amortization	-	-	(102,128)	(76,596)	(102,128)	(76,596)
Aircraft leasing	-	-	(12,876)	(26,902)	(12,876)	(26,902)
Other	93	93	51,407	36,404	51,499	36,497
Total deferred tax and social contribution	44,644	45,137	351,947	278,147	396,591	323,284

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual tax profits, without time limit for prescription, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Tax losses	252,340	258,268	2,343,996	1,576,185	510,320	311,082
Negative basis of social contribution	252,340	258,268	2,343,996	1,576,185	510,320	311,082

In December, 31, 2012, tax credits arising from tax losses carryforwards and negative social contribution basis were valued based on the reasoned expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Projected future taxable income on tax losses carryforwards and negative social contribution are prepared based on business plans reviewed annually and approved by the Board of Directors. Such projections reflect changes in the economic scenario, market changes and also the resulting from decisions of the Administration, including the following assumptions:

        i.            The long-term scenario keeps the strategy adopted in 2012 of rationalization of domestic supply. Based on this strategy, is possible to observe an increase in the occupancy rate of the aircraft in line with a flat yield ratio.

      ii.            Gol continues with the ancillary revenue growth plan, which can be verified during the year ended 2012, such as the special seat selling and the buy-on-board increase.

    iii.            Concerning the costs, the main change was the new level of personnel expenditure reached in 2012. Layoffs that occurred during the year get the base of the projection more efficient, bringing an important effect in management costs.

    iv.            The projections include the arrival of new aircraft Boeing 737-MAX, announced in 2012. From 2018 the new aircraft will contribute to the Company to be even more efficient in fuel consumption.

Estimates of deferred tax asset recovery were based on projections of tax profits taking into consideration the assumptions above, in addition to several financial, business premises and internal and external factors, considered in the financial year ended 2012. Consequently, the estimates may not materialize in the future due to the uncertainties inherent in these predictions.

The Company and its subsidiaries have the total amount of tax credits of R$ 1,056,263, of which US$ 85,796 are from the parent company GLAI and R$ 970,467 are from the operating subsidiaries VRG and Webjet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

GLAI projections and its indirect subsidiary Webjet has not presented sufficient taxable profits to compensate tax credits in the next 10 years and, as a result, has recorded a provision for tax credit losses of R$41,244 for GLAI and R$173,508 for Webjet. For the direct subsidiary VRG, such projections indicate the existence of sufficient taxable profits for realization of all deferred tax credits recognized up to 10 years. However, due to tax losses reported in last years, the Administration conducted a sensitivity analysis on the results and projections, significant changes in the macro-economic scenario, which resulted on a recognition of deferred assets under profit losses and negative basis at the lowest value determined from this analysis. As a result, the company and its subsidiaries recognized provision for loss of R$261,056 for the subsidiary VRG.

The expected utilization of tax credits per year is as follows:

	Individual (GLAI)	Direct subsidiary (VRG)
2013	-	-
2014	3,127	123,642
2015	4,244	133,493
2016	4,715	144,930
2017 onwards	32,465	394,894
	44,521	796,959

Additionally, the company's management keep focused on more effective actions to reduce operating costs and increase revenue levels, in addition to seeking improvements in the quality of services provided with the implementation of actions directed to improving customer service, achieving high levels of punctuality, simplification and the search for synergy in their operational processes. All these actions reinforce the company's commitment to achieve sustainable levels of future profits and ratify the realization of deferred tax asset.

	Individual		Consolidated
	2012	2011	2012	2011
Loss before income tax and social contribution	(1,507,743)	(772,105)	(1,584,822)	(1,000,418)
Combined tax rate	34%	34%	34%	34%
Income tax at combined tax rate	512,632	262,516	538,839	340,141
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(453.231)	(176,213)	-	-
Nondeductible income from subsidiaries	(26,898)	(37,969)	(27,325)	(37.972)
Income tax on permanent differences	(3,812)	(5,093)	(14,093)	20,117
Nondeductible expenses (nontaxable income)	(366)	(2,817)	(50,922)	(39,878)
Exchange differences on foreign investments	(34,953)	(44,275)	(47,252)	(48,396)
Benefit constituted (not recorded) on tax losses and temporary differences	1,456	24,418	(327,340)	14.868
Credit for income tax and social contribution	(5,172)	20,567	71,907	248,880

Current income tax and social contribution	(4,679)	(1,433)	(6,553)	(5,791)
Deferred income tax and social contribution	(493)	22,000	78,460	254,671
	(5,172)	20,567	71,907	248,880

9.        Prepaid Expenses

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Deferred losses from sale-leaseback transactions	-	-	44,829	54,201
Prepayments of hedge premium	-	-	-	11,572
Lease prepayments	-	-	15,291	30,382
Insurance prepayments	312	136	17,705	22,775
Prepaid commissions	-	-	14,605	13,020
Others	-	-	5,354	6,811
	312	136	97,784	138,761

Current	312	136	62,328	93,797
Noncurrent	-	-	35,456	44,964

During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 29b.

10.        Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims, updated at the SELIC  rate. The balances of escrow deposits as of December 31, 2012 recorded in noncurrent assets totaled R$18,548 (R$12,065 as of December 31, 2011).

Consolidated

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

In December 31, 2012, maintenance deposits are presented by net recoverable amount, whose balance classified in current assets and non-current liabilities was R$2.575 and R$324,492, respectively (R$35,082 and R$323,062 in current assets and noncurrent assets in December 31, 2011, respectively).

Deposits in guarantee for lease agreements

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$173,313 (R$96,983 as of December 31, 2011).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC  rate. The balances of escrow deposits as of December 31, 2012, recorded in noncurrent assets and presented by its net realisable value totalled R$156,816 (R$175,472 as of December 31, 2011).

11.  Webjet’s Operation Restructuring

In November 23, 2012, the company initiated the winding up of Webjet’s activities and the consequent descontinuation of its brand. The winding up Webjet´s activities aims the optimization of organizational structure of the companies and unification of their operations, reducing costs and bringing new synergies. The effects of these actions are described below.

The first measure taken to the winding up of activities was to cease all flight operations. Webjet has an operating model based on a fleet mostly consists if aging Boeing 737-300 aircraft, that are older, technologically out of date and consume large amounts of fuel. Regarding this fleet, it is estimated the return of all 18 aircraft up to the end of the first semester of 2013.

As a result of the winding up activities, Webjet presented restructuring costs that were registered on the basis of a estimate by the company. This estimate involves employees lay-off cost, decrease in recoverable value of assets, provisions for return of aircraft and engines and contractual penalties.

The total impairment of assets and recognition of obligations caused by the winding up activities is as follows:

Description	12/31/2012
Impairment of inventories (i)	5,348
Property, plant and equipment flight (ii)	25,766
Maintanence and security deposits for aircraft and engines (ii)	56,202
Provision for return of aircraft and engines (iii)	11,235
Contractual penalties (iv)	8,826
Employees lay-off (v)	16,917
Total Cost of Restructuring	124,294

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

        i.            Impairment of inventories and property, plant and equipment of flight: represented by unique parts and components for Boeing 737-300 fleet.

      ii.            Maintenance and security deposits for aircraft and engines: represents the estimate of losses due to the advanced termination of lease agreements, which amounts may not be reimbursed to the company.

    iii.            Return of aircraft and engines: represented by the additional cost that will be incurred due to the anticipated return of aircraft and engines;

    iv.            Contractual penalties: represented by the estimated value of the payments that the company will make to lessors due to the advanced termination of leasing contracts;

      v.            Employees lay-off: shutdown represents the estimated costs which the company shall have due to extinguished flight operations using of Boeing 737-300 and subsequent lay-off of the technical crew that operates this kind of fleet.

Assets held for sale

Due to not represent a component according to IFRS 5 “Non-current assets held for sale and discontinued operation”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the company.  Given that Webjet fleet is available for immediate sale and their sale be considered highly probable, the accounting balance of aircrafts was reclassified in accordance with IFRS 5, to the Group of "assets held for sale" and are recorded by recoverable amount estimated by the Company as detailed below:

31/12/2012
Aircrafts	12,253
Engines	11,473
Impairment of assets	(15,552)
8,174

12. Transactions with related parties

Loan agreements– noncurrent assets and liabilities– Individual

The Company, through GAC and Finance maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates prescribed, maturity or guarantees, as set forth below:

	Asset		Liability
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
GLAI with VRG	50,887	48,514	-	-
GAC with VRG (a)	-	71,280	493,918	222,725
Finance with VRG (a)	483,375	474,023	-	-
	534,262	593,817	493,918	222,725

a)         The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate.

Graphic, consulting and transportation services

The subsidiary VRG holds a contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2013, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index) .

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, expiring on September 16, 2012 and July 18, 2012, respectively. After the end of the term, these contracts were not renewed.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended December 31, 2012, VRG recognized total expenses related to these services of R$10,636 (R$11,101 as of December 31, 2011). All the entities referred above belong to the same economic group of the Company.

Leasing of property

VRG was lessee of the property located at Rua Tamoios, 246, São Paulo - SP, belonging to the Patrimony Asset Management controlled by Comporte Participações SA, a company that belongs to the same shareholder of the Company. The contract had ended in August 2012, and there has been renewed to date.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda, both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on 29 June 2012 and 27 September 2012 respectively, will mature on June 29, 2014 and 27 September 2014 aims to support the maintenance of engines, (see details in note 17). In the year ended on December 31, 2012 spending on engine maintenance conducted by Delta Air Lines was R$86,577.

Trade payables – current liabilities

As of December 31, 2012, balances payable to related companies amounting to R$1,019 (R$1,198 as of December 31, 2011) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	12/31/2012	12/31/2011
Salaries and benefits	13,534	15,260
Related taxes	5,234	5,569
Share-based payments	8,306	17,760
Total	27,074	38,589

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of December 31, 2012, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13. Shared-based Payments

The company has two kind of shared-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of company’s goals, the administrators and employees, mitigate risks in value creation of the company for the loss of their executives and strengthen the commitment and productivity of these executives on long-term results. The plans were developed attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the company.

The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options plan to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the Option	Date of the Board Meeting	Total options granted	Exercise price of the option	The fair value of the option at grant date	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the optiom (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.11(c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.35 (d)	52.25%	2. 26%	9.00%	10

(a)       In April 2010 were granted 216,673 shares in addition to the 2009 plan..

(b)       In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)       The fair value calculated for the 2011 plan was R$16,92, R$16,11 and R$15,17 for the respective periods of vesting (2011, 2012 and 2013)..

(d)       The fair value calculated for the stock option plan for 2012 was R$6,04, R$5,35 and R$4,56, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The movement of existing stock options in December 31, 2012 is as follows:

	Total of Stock Options	Weighted average exercise price
Options outstanding at December 31, 2011	4,621,192	24.34
Options granted	778,912	12.81
Options cancelled and adjustments in estimated lost rights	(1,400,934)	23.48
Options outstanding at December 31, 2012	3,999,170	22.40

Number of options exercisable at December 31, 2011	1,784,759	23.89
Number of options exercisable at December 31, 2012	1,885,116	23.05

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable at December 31, 2012 are summarized below:

Outstanding options				Options exercisable
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.3
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	37,574	45.46
10.52	237,087	7	10.52	165,961	10.52
20.65	1,419,751	8	20.65	1,064,814	20.65
27.83	1,667,489	9	27.83	583,620	27.83
12.81	599,947	10	12.81	-	12.81
10.52-65.85	3,999,170	7.40	22.40	1,885,116	23.05

Restricted Shares

During the Board´s Director held in October 19, 2012, the Company approved the Restricted Shares Plan. The first granted were approved at the Board of Directors´s meeting as of November 13, 2012. The transfer of restricted shares will be held at the end of third year from the date of grant, assuming as a acquisition condition the employee relationship up to the end of this period. The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted Stock Plan
Year of the option	Date of the Board Meeting	Total options granted	The fair value of the option at grant date	Estimate volatility of share price	Risk-free rate of return	Duration of option (in years)
2012	11/13/2012	589,304	9.70	52.25%	9.0%	10

For the year ended December 31, 2012, the company recorded in shareholders ' equity a result with share-based payment in the amount of R$10,652 (R$24,875 for the year ended December 31, 2011), being the counterpart in the income statement result as staff cost.

Until December 31, 2012 there were no restricted shares transferred to participants of the plan.

14. Business combinations

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

In October 3, 2011 the company acquired 100% of the share capital of Webjet, an airline headquartered in the city of Rio de Janeiro, engaged in passenger air transportation.

Webjet’s acquisition aims to strengthen the Company's performance in the domestic market, increasing its presence in main Brazilian airports, including Guarulhos and Santos Dumont airport to provide services to the growing middle class, continuing its mission of making air transportation more affordable and operating as one of the leading companies in the low-cost aviation sector.

In October 2, 2012, the Administration has concluded the fair value assessment of acquired assets and liabilities, including intangible assets, as well as the effect of deferred taxes and there was no subsequent change to the initial purchase price allocation recorded in October 3, 2011.

Additionally, due to the extinguished of Webjet´s assets utilization, the values allocated in inventory, fixed assets and the adjustment to market value of operating leases relating to the business combination were entirely reversed in 2012.

15. Investments

Due to the changes in Law 6404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiary VRG was considered as an investment.

Changes in investments to December 31, 2012 are as follows:

Balances as of December 31, 2010 - Investment	2,713,261
Equity in subsidiaries	(518,274)
Unrealized hedge losses (VRG)	(89,853)
Amortization losses, net of sale leaseback (a)	(1,809)
Balances as of December 31, 2011- Investment	2,103,325
Equity in subsidiaries	(1,333.033)
Unrealized hedge gains (VRG)	10,686
Deferred gains, net of sale leaseback transaction with (a)	(1,810)
Balances as of December 31, 2012- Investment	779.168

(a) The subsidiary GAC has net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December 31, 2012, the net balance to be deferred of R$28,877 (R$30,685 for the year ended December 31, 2011) is basically a part of the parent's net investment in the VRG. See explanatory note N°. 29b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest %	Capital	Shareholders’ equity (b)	Net income (loss)
12/31/11	3,002,248,156	100%	2,294,191	2,072,640	(518,274)
12/31/12	3,002,248,156	100%	2,294,191	750,272	(1,333,033)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

(b) The difference between the balance of investment and equity participation in VRG corresponds to the net effect of  R$28,877 from sale leaseback, mentioned above under (a).

As of December 31, 2012, the integral subsidiary Smiles S.A. had an equity in the amounted of R$0.1.

16.   Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual and Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Numerator
Income (loss) for the year	(1,512,915)	(751.538)

Denominator
Weighted average number of outstanding shares (in thousands)	269,869	270.376

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	269,869	270.376

Basic earnings (loss) per share	(5.606)	(2,780)
Diluted earnings (loss) per share	(5,606)	(2,780)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in note 13. However, due to the losses reported for the periods ended on December 31, 2012 and 2011, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

17.   Property, Plant and Equipment

Individual

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 95 aircraft 737-800 Next Generation (101 aircraft as of 31 December 2011) in the amount of R$475,335(R$359,515 as of December 31, 2011) and the right on the residual value of aircraft in the amount of R$417,163 (R$417,163 as of December 31, 2011), both held by the subsidiary GAC.

Consolidated

	12/31/2012				12/31/2011
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,955,671	(731.635)	2,224,036	2,377,234
Sets of replacement parts and spares engines	4%	907,908	(214.873)	693,035	733,095
Aircraft reconfigurations / overhauling	30%	695,820	(350.321)	345,499	253,655
Aircraft and safety equipment	20%	2,162	(1.289)	873	822
Tools	10%	27,363	(10.072)	17,291	18,387
		4,588,924	(1.308.190)	3,280,734	3,383,193

Impairment losses	-	(47,726)	-	(47,726)	(50,653)
		4,541,198	(1.308.190)	3,233,008	3,332,540

Property, plant and equipment in use
Vehicles	20%	10,568	(7.891)	2,677	2,969
Machinery and equipment	10%	50,540	(17.385)	33,155	31,573
Furniture and fixtures	10%	20,725	(11.288)	9,437	10,323
Computers and peripherals	20%	46,117	(32.234)	13,883	15,712
Communication equipment	10%	3,066	(1.713)	1,353	1,334
Facilities	10%	4,281	(2.929)	1,352	1,854
Maintenance Center Confins	10%	105,971	(25.413)	80,558	92,047
Leasehold improvements	20%	50,375	(27.153)	23,222	15,115
Construction in progress	-	5,865	-	5,865	21,936
		297,508	(126.006)	171,502	192,863
		4,838,706	(1.434.196)	3,404,510	3,525,403

Advances for aircraft acquisition	-	481,289	-	481,289	365,067

		5,319,995	(1.434.196)	3,885,799	3,890,470

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,265	395,661	256,887	14,883	698,696
Disposals (b)	-	(81,155)	(140,664)	(1,237)	(223,056)
Assets held for Sale	-	(8,174)	-	-	(8,174)
Depreciation	(184,462)	(252,667)	-	(35,008)	(472,137)
As of December 31, 2012	2,224,037	1,008,971	481,290	171,501	3,885,799

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

(a)     Additions primarily represent (i) total estimated costs to be incurred relating to the reconfiguration of aircraft when returned (ii) capitalized costs related to engine major overhaul.

(b)     Include impairment of assets related to winding up Webjet´s activities amounted of R$25,766. For more details, see note 11.

18.   Intangible assets

	Goodwill	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,598	73,598
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortization	-	-	-	(47,494)	(47,494)
Impairment of trademarks	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1.699.931

As of December 31, 2012, the company evaluated the Varig trademark under the new perspectives of its use and, therefore, the future economic benefit generated by it. As a result, it was recognized an impairment loss in the amount of R$56,761.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

19.   Short and Long-term Debt

	Maturity of contract	Effective rate (p.y.)	Individual		Consolidated
		12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Short-term debt:
Local currency:
Debentures IV	Sept, 2015	11.09%	-	-	596,451	595,160
Debentures V	Jun, 2017	10.64%	-	-	494,505	493,284
BNDES loan Safra	Oct, 2014	11.46%	-	-	29,888	29,956
Santander	-	-	-	40,676	-	40,676
Citibank	Jun,2013	7.19%	-	-	14,013	19,401
BNDES (direct)	Jul, 2017	10.72%	-	-	3,140	8,372
BDMG	Mar, 2018	10.71%	-	-	6,401	3,600
Industrial CDB	-	-	-	-	-	1,250
Banco IBM	Sept, 2017	12.94%	-	-	6,663	-
Working Capital/ Banco Itaú	Mar, 2013	16.08%	-	-	191,841	-
Interest			-	-	13,991	23,421
			-	40,676	1,356,893	1,215,120
Foreign currency
(in U.S. Dollars):
J.P.Morgan	Sept, 2014	1.09%	-	-	73,609	-
Working Capital	-	-	-	-	-	95,894
IFC	Jan, 2013	5.84%	-	-	17,007	31,264
FINIMP	Nov,2013	3.66%	-	-	24,179	3,127
Aeroturbine	-	-	-	-	-	4,579
Interest			41,980	38,799	40,285	40,701
			41,980	38,799	155,080	175,565
			41,980	79,475	1,511,973	1,390,685

Finance lease	Oct, 2013	5.55%	-	-	207,652	161,755
Total short-term debt			41,980	79,475	1,719,625	1,552,440
				0		0
Long-term debt:
Local currency:
Debentures IV	Set, 2015	11.09%	-	-	-	-
Debentures V	Jun,2017	10.64%	-	-	-	-
Safra	Dez, 2015	3.34%	-	-	131,188	196,000
BNDES – Loan Safra	Out, 2014	11.46%	-	-	13,938	42,837
BDMG	Mar, 2018	10.71%	-	-	20,134	25,851
BNDES – (direct)	Jul,2017	10.72%	-	-	11,098	-
IBM bank	Mar, 2017	12.94%	-	-	20,484	-
			-	-	196,842	264,688
Foreign Currency
(in U.S. Dollars):
J.P.Morgan	Set, 2014	1.09%	-	-	33,656	-
Senior bond I	Abr, 2017	7.70%	459,788	421,669	429,135	393,532
Senior bond II	Jul, 2020	9.65%	601,242	550,471	601,242	550,471
Perpetual bond	-	8.75%	408,699	375,160	365,787	335,768
			1,469,729	1,347,300	1,429,820	1,279,771
			1,469,729	1,347,300	1,626,662	1,544,459

Finance lease	Out, 2023	5.55%	-	-	1,844,888	1,894,549
Total long-term debt			1,469,729	1,347,300	3,471,550	3,439,008
			1,511,709	1,426,775	5,191,175	4,991,448

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The maturities of long-term debt as of December 31, 2012, are as follows:

	Individual
	After 2016	Without maturity date	Total
Foreign currency
(Dollars):
Senior bond I	459,788	-	459,788
Senior bond II	601,242	-	601,242
Perpetual bond	-	408,699	408,699
Total	1,061,030	408,699	1,469,729

	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES Loan	3,097	3,097	3,097	1,807	-	11,098
BNDES – Loan Safra	13,938	-	-	-	-	13,938
Safra	65,114	66,074	-	-	-	131,188
BDMG	4,964	4,710	4,710	5,751	-	20,135
IBM	5,459	5,530	5,604	3,890	-	20,483
Debêntures	-	-	-	-	-	-
	92,572	79,411	13,411	11,448	-	196,842
Foreign currency
(Dollars):
JP Morgan	33,656	-	-		-	33,656
Senior bond I	-	-	-	429,135	-	429,135
Senior bond II	-	-	-	601,242	-	601,242
Perpetual bond	-	-	-	-	365,787	365,787
	33,656	-	-	1,030,377	365,787	1,429,820
Total	126,228	79,411	13,411	1,041,825	365,787	1,626,662

The fair values of senior and perpetual bonds, as of December 31, 2012, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior bonds (I and II)	1,061,030	975,208	1,030,377	944,555
Perpetual bonds	408,699	256,627	365,787	213,713

(a)       Senior and perpetual bonds market prices are obtained through market quotations.

a)      Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  (Debenture V) and Banco do Brasil (Debentures IV e V).

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$4,196 in December 31, 2012 have clauses and the usual restrictions, including but not limited to those that require the company to maintain the liquidity set debt and cover expenses with interest rate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

In December 31, 2012, with funding by the IFC and the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 4.0, (ii) the current assets/current liabilities of at least 1.5, (iii) net debt/EBITDA below 3.5 and (iv) coverage of debt (CID) of at least 1.3.

According to the company's measurements, the restrictive clauses have been: (i) net debt/EBITDAR of 32.3, (ii) current assets/current liabilities of 0.5, (iii) net debt/EBITDA (10.2) and (iv) coverage of debt (CID) (2.0), mainly due to the accumulated negative EBITDA.

In this way, the company has not met the minimum levels for EBITDA and EBITDAR clauses. However, we obtained waivers for funding, as described below:

•         Debentures IV and V: due to the operating loss also received during the period, the Company did not achieve the minimum established parameters of the debentures IV and V the financial institutions Bradesco and Banco do Brazil in December 31, 2012. In February 1, 2013, obtained a waiver for December 31, 2012 and June 30, 2013. The company reclassified the long-term balance of the debentures IV and V to current liabilities amounting to R$1,091 in accordance with Brazilian and international accounting standards established on CPC 26 (R1)-"Presentation of financial statements" and IAS 1 – “Presentation of Financial Statements ";

•         IFC: besides the operating loss of the period, the Company received a specific consent (waiver) which relieves the company the prepayment of this funding during the financial year 2012. Consequently, the VRG set a new due date for January 15, 2013, six months before its initial expiration scheduled for July 2013.

b)     Existing Loans in December 31, 2012

BNDES Transfer – Banco SAFRA

In March 31, 2010, the VRG has contracted with Banco Safra a credit line for a total value of R$44,436 with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), indirect lending program "Finame Modernizes BK". The funds will be earmarked for modernization of turbines in national workshops. The loan has term of 48 months with six months grace period and the principal is to be repaid on a monthly basis. The monthly interest payment is calculated based on the TJLP plus 5.50% p.y..

In May 26, 2010, was released to the VRG at Banco Safra R$ 23,000 whose value is related to the second part of the line of credit with funds from the National Bank for economic and Social development of their indirect program transfer "Finame modernizes BK". The catchment has a period of 48 months winning in May 2014, the contract says 6 months grace period and principal repaid monthly. The monthly interest payment is calculated based on the TJLP plus 5.5% per year.

In September 27, 2010, was released to the VRG at Banco Safra R$33,705 whose value is related to the third part of the line of credit with funds from the National Bank for economic and Social development of their indirect program transfer "Finame modernizes BK". The catchment has a period of 48 months winning in October 2014, the contract says 6 months grace period and principal repaid on a monthly basis and guarantees of receivables from credit card administrator. The monthly interest payment is calculated based on the TJLP plus 5.5% per year. In December 31, 2012 the amount recorded under current liabilities and non-current liabilities was R$29,888, and R$13,938, respectively (R$29,956 and R$42,837 in December 31, 2011).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Citibank

In December 2009, Webjet contracted the amount of R$33,630 with transaction costs included R$2,080 with Citibank. The term is of 36 months with the main aim to pay off Dollar funding that the company obtained with the "Tribeca Aviation Partners" on the acquisition of aircraft. The contract has the calculated interest of 11.33% per year. The loan has to guarantee a bank guarantee in the amount of R$ 26,550. In December 31, 2012 the balance recorded under current liabilities was R$14,013 (R$ 19,401 in December 31, 2011).

BNDES (Direct)

In June 27, 2012, through its subsidiary Company VRG obtained a new credit line by the Brazilian Development Bank (BNDES) in the amount of R$18,570. On the same date the amount received was R$15,486. The resources are intended to finance the expansion of aircraft maintenance Center ("CMA") completed in 2010. The loan has term of 60 months winning July 15, 2017, with monthly interest payments and depreciation. The interest rate is calculated based on the TJLP plus 1.40% p.y. As collateral for this operation there was the placing of a bank guarantee in the amount of R$18,570. In December 31, 2012, the amount recorded under current liabilities and non-current liabilities was R$3,140 and R$11,098, respectively.

BDMG

In March 29, 2010, the VRG held the attraction along the BDMG (Banco de Desenvolvimento de Minas Gerais) in the amount of R$20,000 for financing the expansion of the service center of Ends and brake Workshop construction in Lagoa Santa. The loan has a term of 8 years, a grace period of 36 months and interest calculated on the basis of the IPCA plus 6% per year. The loan is to be repaid on a monthly basis for the period of 60 months from April 2013. The funding aims to guarantee the chattel mortgage. In December 31, 2012, the amount recorded under current liabilities and non-current liabilities was R$6,401 and R$20,134, respectively (R$3,600 and R$25,851 registered in current liabilities and non-current liabilities in December 31, 2011).

Banco IBM

The company, through its subsidiary VRG, signed in 2012 two loans with the Banco IBM S.A. in order to finance the purchase of machinery and provision of information technology services. The first raising occurred on March 23, in the amount of R$15,031 national currency free of charge, with a maturity of 60 months and due in March 26, 2017. The interest rate is calculated based on the CDI plus 2.42% p.y., and the effective rate is 12.17% per year. The second collection occurred on 10 September, amounting to R$12,482 net national currency of fundraising costs. The loan has term of 60 months, maturing in September 10, 2017. The interest rate is calculated based on the CDI plus 2.85% p.y., the effective rate is 13.31% per year. Both will have bi-annual amortization of principal and interest. In December 31, 2012, the balance recorded in current liabilities and non-current liabilities was R$6,663 and R$20,484, respectively.

Working Capital

On March 15, 2012, the company liquidated the working capital loan in foreign currency, captured on March 21, 2011, amounting to R$85,000 (US$51,121), with an effective rate of 3.42%, and obtained a new line of working capital loans with the Bank Itaú in local currency in the amount of R$85,000, with no fundraising costs and the effective rate of 12.34% p.y. and maturing in March 2013. The balance recorded under current liabilities related to this operation as of December 31, 2012 was R$96,136.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

On September 28, 2012, Webjet obtained a new line of working capital loans with Banco Industrial e Comercial S.A. (Bicbanco) in the amount of R$30,000, net of costs, with an effective rate of 15.15% per year and with maturity in January 2013.

In December 2011, the indirect subsidiary Webjet had lines of R$200,000 for working capital in the national currency. The loan with Banco Safra has a 18 months grace period and the payment of the total amount of R$200,000 will occur in six semi-annual installments, based on 125% of the daily average of CDI rate with the maturity of the last tranche in December 2015, with guarantees of a letter of credit as described in note 5. The transaction costs to amortize total R$4,000. As of December 31, 2012 the balance recorded under current liabilities and non-current liabilities was R$66,667 and R$131,188, respectively (R$196,000 in noncurrent liabilities as of December 31, 2011).

Financing of maintenance of engines (J.P.Morgan)

During the year of 2012, the company, through its subsidiary VRG, issued two series of Guarantee Notes ("Guaranteed Notes") for engine maintenance funding totaling US$84,8 million financial guarantees for Export-Import Bank of the United States ("Ex-Im Bank"). The first series was held on June 29, priced through capital market operations with interest rate of 1.00% p.y. in the amount of R$79,050 (US$39,108 on date of capture), with quarterly amortization of principal and interest value of issuance costs of US$1,707 (R$3,488 in December 31, 2012). The second series was issued on 27 September, priced through capital market operations with interest rate of 0.85% per year in the amount of R$46,007 (US$22,667 on date of capture), with quarterly amortization of principal and interest value of emission costs of US$682 (R$1,393 in December 31, 2012). Both have a period of 2 years, maturing in June 29 and September 27, 2014, respectively. The balances recorded under current liabilities and non-current liabilities in December 31, 2012 were R$73,609 and R$33,656, respectively.

IFC

In July 2006, the company through its subsidiary VRG, signed a loan agreement with variable rate guaranteed by the IFC (International Finance Corporation ") in the amount of R$108,000 (US$50,000). Financing aimed at the acquisition of spare parts and for working capital, maturing in July 2013 (deadline 6 years with a grace period of contract of 12 months) interest calculated based on Libor plus 1.875% p.y. and guarantee arrangement of parts and equipment of R$7,256 (US$4,167). In July 2009, the company renegotiated the debt agreement modifying the rate for Libor plus 3.75% p.y., generating an effective rate in 2011 of 4.54% per year. In December 31, 2012, the amount recorded under current liabilities was R$17,007 (R$31,264 recorded under current liabilities on December 31, 2011).

Finimp

In October 4, 2011, the company, through its subsidiary VRG, contracted the amount of U$1,667, equivalent to R$3,091 in Banco do Brazil. The purpose of this loan was the purchase of aircraft parts. This funding has to guarantee a promissory note in the amount of U$2,384 (R$4,472). In March 21, 2012 picked up the amount of US$ 3,985, (R$7,261 on capture date), in order to finance the purchase of aircraft parts. In June 8, 2012, also picked up U$1,825 (R$3,726 on capture date) in order to acquire spare parts and aircraft equipment with guarantee of a promissory note for a total value of US$2,610 ($ 5,328 on capture date). On 22 June 2012, also picked up U$4,308 (R$8,806 on capture date) in order to acquire spare parts and aircraft equipment, with warranty of two promissory notes totaling US$6,160 (R$12,593 on capture date). All form picked up with the Bank of Brazil. In December 31, 2012, the total amount for these loans registered in current liabilities and non-current liabilities was R$24,179 (R$3,127 recorded under current liabilities on December 31, 2011).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

In December 4, 2012, through its subsidiary Company VRG, picked up the amount of U$1,253, corresponding to R$2,641 (capture date) next to Bicbanco, part of a line of credit that keeps for import financing (Finimp) with the purpose of purchase of spare parts and equipment for aircraft. As collateral for this funding, there was the placing of two promissory notes totaling US$ 1,305 (R$2,752). In December 31, 2012, the amount recorded under current liabilities was R$2,561.

Debentures IV

In September 30, 2010, the company adopted the fourth public issue of 600 simple debentures non-convertible into shares, in single series issued by the VRG with Company's warranty, without collateral, in the unitary nominal value of R$1,000 (total R$600,000), in order to meet the need of working capital in the VRG. Issuance costs were R$6,453, that make up the net amount received R$593,547. The total of R$1,613 has already been amortized and recognized in profit or loss for the financial year. The maturity is 5 years from the date of issue, and repayments will be held entirely in September 30, 2015. The debentures are paid at an interest rate of 118% of CDI. In December 31, 2012, the amount recorded under current liabilities was R$596,451 (R$ 595,160 at December 31, 2011 registered under current liabilities).

Debentures V

In June 10, 2011, the company approved the issuance of 500 fifth simple debentures non-convertible into shares, in single series issued by VRG, without collateral, in the unitary nominal value of R$1,000, totaling R$500,000, with purpose to meet the need of working capital of VRG. Issuance costs were R$7,264 that make up the net amount received of R$492,736 and the total of R$610 have already been amortized and recognized in profit or loss for the financial year. The maturity of the debentures is 6 years from the date of issue, and repayments will be held entirely in June 10, 2017. The debentures are remunerated at a rate of 120% of CDI interest. In December 31, 2012, the amount recorded under current liabilities was R$494,505 (R$493,284 in current liabilities at December 31, 2011).

c)      Financial Leases

The future of payments considerations of financial leasing contracts are indexed in American Dollars and are detailed below:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
2012	-	281,165
2013	304,561	292,835
2014	319,149	292,819
2015	309,586	284,205
2016	300,782	276,098
After 2016	1,241,672	1,118,240
Total minimum lease payments	2,475,750	2,545,362
Less total interest	(423,210)	(489,058)
Present value of minimum lease payments	2,052,540	2,056,304
Less current portion	(207,652)	(161,755)
Non- current portion	1,844,888	1,894,549

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of December 31, 2012 (6.10% as of December 31, 2011). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2012, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$88,334 (R$59,552 as of December 31, 2011), are recorded in long-term debt.

20.        Advance Ticket Sales

In December 31, 2012, the balance of transport to perform classified in current liabilities of R$823,190 (R$744,743 in December 31, 2011) is represented by 3,640,935 coupons tickets sold and not yet used (4,245,181 in December 31, 2011) with average use of 92 days (75 days in December 31, 2011).

21. Mileage program

As of December 31, 2012, the balance of Smiles deferred revenue is R$124,905 and R$364,307 classified in the current and non-current liabilities, respectively (R$71,935 and R$214,779 as of December 31, 2011). The number of outstanding miles as of December 31, 2012 amounted to 34,748,660,443 (23,004,285,890 as of December 31, 2011).

22.   Advances from Customers

As of December 31, 2012, the Company recognized the amount of R$93,595 (R$30,252 on December 31, 2011), as detailed below:

Operating Agreement- Co-Branded

The subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brasil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, and right of use of the Smiles brand related to the credit card issues in Co-Branded format. The agreement is effective for five years.

The mileage sales was recognized as advances from customers and as of December 31, 2012 the balance of R$1,200 (R$9,620 as of December 31, 2011) represents the remaining miles which were not transferred to the customers’ mileage account. The right of data bank’s use of Smiles mileage program was recognized on other current and noncurrent liabilities and is recognized on cargo and other revenue on a straight line basis according to the agreement’s period. The right of use of the Smiles brand on credit card was recognized on cargo and other revenue as of July, 2009.

Banco Patagônia S.A. Advances

The subsidiary VRG signed with Banco Patagônia S.A, on April 7, 2011, a contract of sale and granting of miles, in order to encourage the use of credit cards from Banco Patagônia by its customers for the accrual of points in its Incentive Program called Club Patagonia. The term of the contract is one year, renewable for the same period through an amendment to be signed between the parties. As of December 31, 2012 the Company holds the amount of R$588 as an advance related to this agreement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Itaucard S.A. Advances

In December 1, 2012, the VRG transferred to Smiles S.A your Smiles partnership contract signed in December 1, 2009 with financial institutions Banco Itaú S.A. the contract has as main objective to regulate the conversion of points accumulated in the rewards of Banco Itaú S.A. by the miles of Smiles for Smiles Program S.A. from January 1, 2013. In December 31, 2012, the open balance for the early sale of miles to Banco Itaú is registered under the heading "Advances to customers" in the amount of R$91,807.

23. Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

PIS and COFINS	-	-	25,973	107,987
REFIS	9,826	8,212	29,134	24,249
IRRF on payroll	2	5	20,492	26,372
ICMS	-	-	22,902	12,602
Import tax	-	-	3,355	3,410
CIDE	20	556	1,739	1,274
IOF	63	80	63	670
IRPJ and CSLL to collect	4,524	1,433	12,138	8,573
Others	3	839	5,100	4,534
	14,438	11,125	120,896	189,671

Current	5,443	3,233	73,299	76,736
Noncurrent	8,995	7,892	47,597	112,935

PIS and COFINS

With the beginning of the non-cumulative regime of PIS (Law 10637/02) and COFINS calculation (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes until December 31, 2011. To this end, the Company had judicial deposits in an amount sufficient to ensure the suspension of the tax credit in the amount of R$81,010 (R$77,539 at December 31, 2011). However, on January 9, 2012, the Company filed a waiver of that lawsuit, which was approved in March 2012. On September 20, 2012 the judicial deposits were converted into final payment to the Federal Government.

24.   Provisions

	Insurance provision	Provision for anticipated return of aircraft Webjet	Provision for return of aircraft and engine VRG	Restructuring provision	Litigation	Total
Balance as of December 31, 2011	23,499	26,262	181,045	-	75,944	306,750
Additional provisions recognized	10,738	-	228,667	36,978	26,883	303,266
Utilized provisions	(15,620)	(8,373)	(103,940)	-	(9,887)	(137,820)
Foreign exchange	994	-	6,640	-	-	7,634
Balance as of December 30, 2012	19,611	17,889	312,412	36,978	92,940	479,830

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	-	75,568
Noncurrent	-	10,011	145,227	-	75,944	231,182
	23,499	26,263	181,044	-	75,944	306,750

Balance as of December 31, 2012
Current	19,611	17,889	105,471	36,978	-	179,950
Noncurrent	-	-	206,941	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of Webjet, a provision for anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases is in between 2012 to 2014. For the year ended December 31, 2012, the Company held five aircraft returns with prefixes WJC, WJX, WJG, WJP and WJW.

Return of aircraft and engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets (aircraft reconfigurations/overhauling), as described in note 15.

Provision for restructuring

In December 2012, Webjet recognized a provision for restructuring cost due to the closure of the activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity Boeing 737-300 fleet. As a result, the Company estimated the obligations necessary for completion of the process, which comprise direct costs incurred by the discontinuity of Webjet. (See note 11).

Lawsuits

As of December 31, 2012, the Company and its subsidiaries are parties to 18,667 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	10,254	501	10,755
Civil proceedings	1,916	15	1,931
Labor lawsuits	2,313	3,532	5,845
Labor proceedings	134	2	1136
Total	14,617	4,050	18,667

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2012	12/31/2011
Civil	38,484	34,101
Labor	54,456	41,843
	92.940	75,944

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2012 of R$37,250 for civil claims and R$16,354 for labor claims (R$33,221 and R$16,019 as of December 31, 2011 respectively), for which no provisions are recognized.

GLAI has been challenging in courts the taxation  of PIS and COFINS over  revenue associated with  interest on capital in the amount of R$ 20,140, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of our legal counsel and based on the jurisprudence recently occurred , the Company classified this process as possible loss, with no provision for the amount involved.

The Company and its subsidiaries are challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. On December 31,2012 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$217,279 (R$205,102 as of December 31, 2011) adjusted for inflation, not including late payment charges.

25. Shareholders’ Equity

a)   Issued capital

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of December 31, 2012 and December 31, 2011, the Company’s capital is represented by 278,716,786 shares, of which 143,858,204 are common and 134,858,582 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	12/31/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.99%	62.74%	100.00%	22.21%	61.63%
Wellington Management Company	-	10.50%	5.08%	-	5.04%	2.49%
Delta Airlines. Inc.	-	6.15%	2.98%	-	6.22%	3.07%
Fidelity Investments	-	5.22%	2.52%	-	5.27%	2.60%
Treasury shares	-	1.78%	0.86%	-	2.79%	1.38%
Other	-	1.48%	0.72%	-	1.50%	0.74%
Free float	-	51.88%	25.10%	-	56.97%	28.09%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2012 was R$4.0 billion (R$4.0 billion on December 31, 2011). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

On August 13, 2012, the Board of Directors approved the capital subscription in the amount of R$183,189 million, represented by 6,825,470 common shares and 1,501,312 preferred shares, totaling 8,326,782 shares. Of this total, 8,300,455 shares were subscribed by the controlling shareholder and 26,327 shares subscribed by minority shareholders. At the end of all periods for the exercise of the Right of First Refusal, there were 5,118,453 still left unsubscribed shares which were canceled on the date of August 13, 2012, through the partial approval of the capital increase.

The price of Company shares as of December 31, 2012 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$12.90 and US$6.56 (R$12.44 and US$6.63 on December 31,2011) in New York Stock Exchange – NYSE. The book value per share as of December 31, 2012 is R$2.63 (R$8.24 as of December 31, 2011).

b)  Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, was used in its entirety to absorb losses.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, it is designated to invest in the capital budget, approved at the Board of Directors. As of December 31, 2011, such  reserve was used in its entirety to absorb losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

In December 26, 2012, were disposed of 1,327,500 preferred shares issued by the company held in Treasury, amounting to R$16,213 with goodwill resulting from R$1,124. In December 31, 2012, the company owns 2,396,725 Treasury shares, totaling R$35,164, with a market value of R$30,918 (R$51,377 in stock market value of R$46,329 in December 31, 2011).

e)  Share-based payments

As of December 31, 2012, the balance of share-based payments reserve was R$79,255. The Company recorded a share-based payment expense amounting to R$10,653 to the year ended in December 31, 2012, with a corresponding item in the income statement as personnel costs (R$24,875 as of December 31, 2011).

f)   Adjustments to equity

The fair value measurement financial instruments designated as cash flow hedges is recognized under Equity Valuation Adjustments, net of tax effects, until the expiration  of the contracts. The balance as of December 31, 2012 corresponds to a liquid loss of R$68,582 (loss of R$79,268 as of December 31, 2011).

26. Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)
	12/31/2012		12/31/2011
	Total	%	Total	%
Salaries (a)	(12,816)	(58.2)	(27,137)	157.6
Services Rendered	(1,539)	(7.0)	(7,807)	45.3
Depreciation and amortization	(89)	(0.4)	(89)	0.5
Other expenses	(363)	(1.7)	(3,927)	22.8
Gains with sale leaseback transactions	36,802	167.3	21,738	(126.2)
	21,995	100.0	(17,222)	100.0

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as a plan of share-based compensation in the controller.

	Consolidated (IFRS and BRGAAP)
	12/31/2012
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries	(1,312,565)	(85,743)	(171,362)	-	(1,569,670)	17.4
Fuel and lubricants	(3,742,219)	-	-	-	(3,742,219)	41.5
Aircraft rent	(644,031)	-	-	-	(644,031)	7.1
Aircraft Insurance	(26,875)	-	-	-	(26,875)	0.3
Maintenance materials and repairs	(417,990)	-	-	-	(417,990)	4.6
Traffic servicing	(294,444)	(63,528)	(170,765)	-	(528,737)	5.9
Sales and marketing	-	(426,582)	-	-	(426,582)	4.7
Tax and landing fees	(559,421)	-	-	-	(559,421)	6.2
Depreciation and amortization	(446,588)	-	(73,043)	-	(519,631)	5.8
Other income (expenses), net	(457,488)	(54,734)	(41,835)	(19,959)	(574,016)	6.5
	(7,901,621)	(630,587)	(457,005)	(19,959)	(9,009,172)	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Consolidated (IFRS and BRGAAP)
	12/31/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries	(1,312,444)	(90,436)	(157,556)	-	(1,560,436)	20.0
Fuel and lubricants	(3,060,665)	-	-	-	(3,060,665)	39.3
Aircraft rent	(505,058)	-	-	-	(505,058)	6.5
Aircraft Insurance	(31,921)	-	-	-	(31,921)	0.4
Maintenance materials and repairs	(434,181)	-	-	-	(434,181)	5.6
Traffic servicing	(240,931)	(76,187)	(167,524)	-	(484,642)	6.2
Sales and marketing	-	(422,696)	-	-	(422,696)	5.4
Tax and landing fees	(395,249)	-	-	-	(395,249)	5.1
Depreciation and amortization	(332,236)	-	(63,571)	-	(395,807)	5.1
Other income (expenses), net	(333,370)	(88,701)	(181,252)	21,738	(581,585)	7.5
Negative goodwill on acquisition of subsidiary	-	-	-	88,428	88,428	(1.1)
	(6,646,055)	(678,020)	(569,903)	110,166	(7,783,812)	100.0

27. Sales Revenue

The net sales revenue has the following composition:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Passenger transportation	7,409,984	6,947,195
Cargo transportation and other revenue	1,106,508	925,492
Gross revenue	8,516,492	7,872,687
Related taxes	(412,933)	(333,379)
Net revenue	8,103,559	7,539,308

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated (IFRS and BRGAAP)
	Twelve months period ended on
	12/31/2012%		09/30/2011%
Domestic	7,535,068	93.0	7,000,001	92.8
International	568,491	7.0	539,307	7.2
Net revenue	8,103,559	100.0	7,539,308	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

28. Financial result

	Individual (BRGAAP and IFRS)		Consolidated (BRGAAP and IFRS)
Financial income	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Income from derivatives	-	-	227,980	264,143
Income from short-term investments and Investment funds	21,529	14,590	99,287	147,508
Monetary variation	1,982	4,031	13,231	15,919
Active interest	-	-	8,871	36,257
Other	16,918	13,901	20,845	13,697
	40,429	32,522	370,214	477,524
Financial expenses
Loss from derivatives	-	-	(177,644)	(316,568)
Interest on short and long term debt	(133,046)	(112,197)	(453,731)	(414,430)
Bank interest and expenses	(5,144)	(6,080)	(37,665)	(24,648)
Monetary variation	-	-	(9,085)	(8,687)
Other	(2,635)	(28,701)	(86,727)	(70,208)
	(140,825)	(146,978)	(764,852)	(834,541)

Foreign exchange changes, net	(96,309)	(122,153)	(284,571)	(398,897)

(196,705)	(236,609)	(679,207)	(755,914)

29.   Commitments

As of December 31, 2012 the Company had with Boeing 155 firm orders. These aircraft purchase commitments include estimates for contractual price increase during the construction phase. The approximate amount of firm orders, not including contractual discount is R$32.462,490 (corresponding to US$15,885,730 at the reporting date) and are segregated according to the following periods:

12/31/2012
2013	2,690,803
2014	2,740,256
2015	2,722,067
2016	2,821,653
2017	1,640,785
2018	448,242
2019	3,429,708
2020	3,508,638
2021	3,591,247
2022	3,681,212
After 2023	5,187,879
32,462,490

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of December 31, 2012, in addition to the firm orders mentioned above, the Company has commitments the amount of R$4,046,547 (corresponding to US$1,980,205 at the reporting date), related to advances for aircraft purchase  to be disbursed in accordance with the following schedule :

12/31/2012
2013	283,693
2014	389,047
2015	444,920
2016	146,706
2017	171,725
2018	455,171
2019	493,121
2020	504,892
2021	442,023
2022	236,804
After 2023	478,445
4,046,547

The installment financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircraft owned by its indirect subsidiary Webjet.

As of December 31, 2012, the total leased fleet was comprised of 141 aircraft  (128 from VRG and 13 from Webjet), which 96 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the year ended in December 31, 2012, the Company received four aircraft based on operating lease contracts. In the year ended December 31, 2012, the Company returned four aircraft.

a)        Operating leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	12/31/2012	12/31/2011
2012	-	594,976
2013	720,708	517,326
2014	520,677	341,486
2015	358,766	205,631
2016	292,357	157,231
After 2016	1,141,234	452,831
Total minimum lease payments	3,033,742	2,269,481

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

b)    Sale-leaseback transactions

As of December 31, 2012, the Company recognized R$7,564 and R$8,367, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$15,931 as of December 31, 2011), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. These gains were deferred and are being amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$35,456, as ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$44,828 as of December 31, 2011), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of nine aircraft. During the years of 2007, 2008 and 2009, these losses were deferred and are amortized proportionally to the  payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended December 31, 2012, the Company recorded a gain of R$36,802, recognized directly in profit and loss, since gains and losses on sale-leaseback transactions would not be compensated over lease terms.

30. Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts in the oil, U.S. Dollar and interest markets.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are contracted with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective for hedge accounting purposes upon settlement, which are presented in the tables below.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2012 and December 31, 2011 is as follows:

	Measured at fair value through profit and loss		Measured at amortized cost (a)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Cash and cash equivalents	775,551	1,230,287	-	-
Short-term investments (c)	585,028	1,009,068	-	-
Restricted cash	224,524	109,095	-	-
Derivatives operation assets (b)	10,696	4,213	-	-
Accounts receivable	-	-	325,665	354,134
Deposits	-	-	500,379	455,127
Other credits	-	-	74,360	53,546
Prepayment of hedge premium	-	11,572	-	-
			-
Liabilities			-
Loans and financing	-	-	5,191,175	4,991,448
Suppliers	-	-	480,185	414,563
Derivatives Obligation (b)	56,752	115,432	-	-

(a)      The fair value are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)     The company has registered in December 31, 2012 the amount net of tax of $ 68,582 (R$79,268 in December 31, 2011) in equity as equity valuation in return of these assets and liabilities.

(c)      The Company manages its investments as held for trading to pay its operational expenses.

On December 31, 2012 and December 31, 2011 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel price risk

As of December 31, 2012, fuel expenses accounted for 42% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

To mitigate the risk of fuel price, the company and its subsidiaries employ derivative financial instruments referenced mainly crude oil and, eventually, to their derivatives; are also contracted, directly with the local supplier, future fuel deliveries of aircraft to predetermined prices.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. Dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar, etc.

To mitigate the risk of exchange rate, the company and its subsidiaries employ derivative financial instruments that are referenced to the U.S Dollar.

The currency exposure of the company in December 31, 2012 and 2011 are shown below:

	Individual		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Cash and short-term investments	181,941	38,458	371,360	237,668
Deposits	-	-	556,582	455,127
Hedge premium	-	-	-	11,572
Prepaid Expenses with leases	-	-	15,291	30,382
Related parties transaction	534,262	593,817	-	-
Others	-	-	4,384	6,588
Total assets	716,203	632,275	947,617	741,337
Liabilities
Foreign suppliers		-	23,876	32,270
Short- and long-term debt	1,511,709	1,386,099	1,584,897	1,455,336
Finance leases payable	-	-	2,052,540	1,996,752
Other leases payable	-	-	35,845	59,552
Provision for aircraft return	-	-	312,411	181,044
Related Parties	493,918	222,725	-	-
Other U.S. Dollar-denominated liabilities	-	-	-	7,616
Total liabilities	2,005,628	1,608,824	4,009,569	3,732,570
Exchange exposure in R$	1,289,425	976,549	3,061,952	2,991,233

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	4,046,547	1,991,402	4,046,547	1,991,402
Future obligations resulting from firm aircraft orders	32,462,490	15,780,007	32,462,490	15,780,007
Total	36,509,037	17,771,409	36,509,037	17,771,409

Total exchange exposure R$	37,798,462	18,747,958	39,570,989	20,762,642
Total exchange exposure US$	18,496,923	9,994,647	19,361,478	11,068,686
Exchange Rate (R$/US$)	2.0435	1.8758	2.0435	1.8758

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor and local debt.

To mitigate the interest rate risk, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2012, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 15 days and of financial debt, excluding perpetual bonds, was 4.1 years.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2012 and December 31, 2011:

	Consolidated (IFRS and BRGAAP)
	12/31/2012	12/31/2011
Shareholder’s equity	732,828	2,205,911
Cash and cash equivalents	(775,551)	(1,230,287)
Restricted cash	(224,524)	(109,095)
Short-term investments	(585,028)	(1,009,068)
Short- and long-term debts	5,191,175	4,991,448
Net debt (a)	3,606,072	2,642,998
Total capital (b)	4,338,900	4,848,909
Leverage ratio (a) / (b)	83%	55%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of Assets and Liabilities	Fuel	Foreign currency	Interest rate

Asset (Liability) in December 31, 2011	(9,217)	-	(88,440)
Fair Value Variations:
Gains (Losses) recognized on results	-	46,978	1,879
Gains (Losses) recognized in other comprehensive results	45,565	-	(24,641)
Payments (cash receipts) during exercise	-	46,978	1,879
Asset (Liability) in December 31, 2012 (*)	12,863	-	(54,749)

Movement of other comprehensive results	Fuel	Foreign currency	Interest Rate	Total

Balance in December 31, 2011	(20,898)	-	(58,370)	(79,268)
Fair value adjustments during the year	45,565	-	(24,641)	20,924
Reversals for the result (b)	(11,798)	-	7,064	(4,733)
Tax effect	(11,481)	-	5,976	(5,505)
Balance in December 31, 2012	1,389	-	(69,971)	(68,582)

Effects on Result (a+b)	11,798	46,978	(5,186)	53,590

* Classified as "Rights with derivative operations" If the amount results as an asset or "Obligation with derivative operations " If the amount results as a liability.

The Company and its subsidiaries adopt hedge accounting. On December 31, 2012, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

In December 31, 2012, the company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as cash flow hedge accounting of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	12/31/2012	12/31/2011
Fair value at end of the period (R$)	12,863	(9,217)
Volume hedged for future periods (thousand barrels)	1,849	3,631
Volume engaged for future periods (thousand barrels)	2,958	5,810
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	1,389	(20,898)

Period ended:	2012	2011
Hedge gains (losses) recognized in operating costs (R$)	3,255	-
Hedge gains (losses) recognized in financial income (expenses)(R$)	8,543	777
Total earnings (loss) ($)	11,798	777

	1T13	2T13	3T13	4T13	Total 12M	1T13 - 2T15
Percentage of fuel exposure hedged	21%	9%	7%	7%	11%	6%
Notional amount in barrels (thousands)	825	339	270	280	1,714	1,244
Future rate agreed per barrel (US$) *	112.90	105.55	106.63	105.63	109.27	103.93
Total in reais **	190,340	73,118	58,834	60,441	382,734	264,206

* Weighted average between call strikes,

** The exchange rate as of 12/31/12 was R$2.0435/ US$1.00.

b)        Foreign Exchange Hedge

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

In December 31, 2012, the company and its subsidiaries have derivative contracts for the future of the us Dollar to foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the year ended December 31, 2012 and 2011, are presented below:

Period ended:	12/31/2012	12/31/2011
Fair value at the end of period (R$)	-	-
Volume hedged for future periods (R$)	368,250	-

Period ended:	2012	2011
Gains (losses) recognized in financial income (expenses) (R$)	51,189	1,022

	1T13	2T13	3T13	4T13	Total 12M
Percentage of cash flow exposure	28%	17%	10%	10%	16%
Notional amount (US$)	150,500	99,000	59,500	59,250	368,250
Future rate agreed (R$)	2.084	2.073	2.061	2.056	2.073
Total in reais	313,709	205,246	122,614	121,797	763,367

Since July, 2011 the Company and its subsidiaries do not have foreign exchange derivative contracts designated as fair value hedge of U.S. Dollar. The table below shows the amounts recognized in financial income related to these transactions:

Period ended:	2012	2011
Hedge effectiveness gains (losses) recognized in financial expenses (R$)	-	(34,130)

In March 2012 the currency swaps (USD x CDI) to hedge a credit facility (working capital) indexed to Dollar were settled. The Company and its subsidiaries did not enter into new contracts of this type.The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2012	2011
Gains (losses) recognized in financial income (expenses)	(4,211)	2,618

c)        Interest rate hedges

As of December 31, 2012, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The following is a summary interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	12/31/2012	12/31/2011
Fair value at the end of the period (R$)	(56,752)	(88,440)
Face value at the end of the period (US$)	278,058	505,181
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(69,971)	(58,370)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Period ended:	2012	2011
Losses recognized in financial expenses (R$)	(7,065)	(279)

As of December 31, 2012 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Closing balance at:	12/31/2012	12/31/2011
Fair value at the end of the period (R$)	2,003	(7,789)
Face value at the end of the period (US$)	82,100	31,417

Period ended:	2012	2011
Losses recognized in financial expenses	1,879	(21,704)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of December 31, 2012 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates and therefore the impact on fair value is null.

In the tables, positive values are displayed as active exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Consolidated

I)     Fuel risk fator

As of December 31, 2012, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 2,958 thousand barrels, maturing from January, 2013 to December 2014.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Derivative fuel
Risk	Exposed fuels	Adverse Scenario Remote	Possible Adverse Scenario	Probable Scenario
		-50%	-25%
Drop in oil the prices	12,864	(212,524)	(98,144)	-

	Brent	US$55.56/bbl	US$83.33/bbl	US$111.11/bbl
	WTI	US$45.91/bbl	US$68.87/bbl	US$91.82/bbl

II)       Foreign exchange risk factor

In December 31, 2012, the company holds Dollar derivative contracts on a notional value of US$368,250 with salaries in January and February 2013, and a passive currency exposure net of US$1,498,383. On this date, we have adopted the closing exchange rate of R$2.0435/US$ as likely scenario, and we can see the impact resulting from the variation of 25% and 50% over the prevailing rate, as shown below:

Instruments	Exposed amounts as of	-50%	-25%	+25%	+50%
		R$1.0128/USD	R$1.5326/USD	R$2.5544/USD	R$3.0653/USD
Assets- liabilities	(3,061,946)	1,530,973	765,487	(765,487)	(1,530,973)
Derivative	0	(378,126)	(189,063)	189,063	378,126
	(3,061,946)	1,152,847	576,423	(576,423)	(1,152,847)

III)    Interest risk factor

On December 31, 2012, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on quarterly interest of the exposed values as of December 31, 2012, arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Short-term financial investments	Decrease in the CDI	(329,550)	-	(2,289)	(4,579)
Derivative	Decrease in the Libor	(54,749)	-	(22,770)	(45,540)
Debt and finance lease	Increase in the Libor	(355,529)	-	(720)	(1,441)
Short and long term debt	Increase TJLP	(72,076)	-	(371)	(743)
Short and long term debt	Increase IPCA	(26,535)	-	(76)	(151)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Individual

I)         Foreign exchange risk

On December 31, 2012, the Company has a currency exposure of US$630,988.

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Assets - liabilities	Dollar appreciation	(1,289,425)	-	(322,356)	(644,713)
		Dollar	2.0435	2.554375	3.06525

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at December 31, 2012 and 2011, based on the scenarios described above:

Fuel:
	Position as of December 31, 2012		Position as of December 31, 2011
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(368)	(217)	(295)	(186)
(10)	368	240	295	181

Foreign exchange - USD:
	Position as of December 31, 2012		Position as of December 31, 2011
Appreciation/(devaluation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(479)	(316)	(386)	(255)
(10)	479	316	386	255

Interest rate - Libor:
	Position as of December 30, 2012		Position as of December 31, 2011
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(1)	5	(0.5)	9
(10)	1	(5)	0.5	(9)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

    Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)    Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2012:

Financial Instrument	Book Value 12/31/2012	Other Significant Observable Factors (Level 2)

Cash equivalents	775,551	775,551
Short-term investments	585,028	585,028
Restricted cash	224,524	224,524
Liabilities from derivative transactions	56,752	56,752
Rights on derivative transactions	10,696	10,696

31.   Non-cash transactions

As of December 31, 2012, the Company and its subsidiaries increased their property, plant and equipment in the amount of R$104,679 and presented prescribed dividends of R$577, these transactions did not affect its cash in the period.

32. Insurance

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of December 31, 2012, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US Dollar
Guarantee – Hull/war	173,647	85,000
Civil liability per event/aircraft	1,532,175	750,000
Inventories (base and transit)	286,006	140,000

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011.
(In thousands of Brazilian reais - R$, except when indicated otherwise.)

33. Subsequent event

a.       From January 1, 2013, the Smiles S.A. started operating activities related to relationship program "Smiles", which until December 31, 2012 were conducted by its subsidiary VRG Linhas Aéreas S.A. ("VRG"). The objective of the customer loyalty program (“program”) is to perform essentially: (i) the development and management of the program; and (ii) the marketing rights of redemption of rewards. This change on the group’ structure will modify the reportable segments, which will be separate into “Passengers Transportation” and Relationship Program - Smiles”  from the  first quarter of 2013.

b.      In February 1, 2013, the Company obtained approval from non-declaration of acceleration and / or application of any penalty on breach of its contractual restrictive clauses. This release was deliberated in the Company in General Meeting of Debenture Holders of the fourth and fifth debenture. As a result of this authorization, on March 25, 2013 (date of release of this Financial Statement), the Company is compliant with its obligations agreed in the indenture.

c.       On February 07, 2013, the Company’s subsidiary VRG issued US$200 million of 10.75% p.a. in Senior Notes (“Senior Bonds Notes”) with maturity on 2023, in a transaction that is exempt from registration under the Securities Act of the USA, dated 1933, as amended ("Securities Act"). GLAI is the guarantor of the Senior Notes issued by its subsidiary VRG. The Notes are unsecured senior obligations and may be redeemed after five years. The Company intends to use the proceeds of the offering for the repayment of debts for the next three years and working capital.

d.      In February 27, 2013, in compliance with the provisions of article 157, paragraph 4, of law 6,404, of December 15, 1976, and within the meaning of article 2 of the statement of the Securities and Exchange Commission ("CVM") No. 358, of January 3, 2002, the company announced that its subsidiary, the Smiles S.A. ("Smiles"), filed an application for registration as a publicly-traded company and the distribution of initial public offering shares the issue before the CVM ("IPO"), to be held in Brazil, in non-organized over-the-counter market, pursuant to CVM Instruction nº 400 dated December 29, 2003 and CVM Instruction No. 480, of April 4, 2000, with stock placement efforts abroad. It is expected that the common shares are admitted to trading on the “Novo Mercado” of BM & FBOVESPA's corporate governance. The offer is subject to the granting of the records by the CVM and market conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.